

What Defines AvalonBay...



AvalonBay
COMMUNITIES, INC.

ANNUAL REPORT 2004



AvalonBay Communities, Inc. (NYSE/PCX: AVB) owns, operates, develops, redevelops and acquires quality apartment communities in high barrier-to-entry markets in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest and Northern and Southern California regions of the United States. These markets are characterized by a limited supply of new apartment homes and a high cost of single-family housing, leading to more favorable demand/supply fundamentals over the full business cycle. Our strategy is to deeply penetrate our chosen markets through a broad range of products and services with an intense focus on our customer. Strong execution of this strategy by our integrated operating, development, redevelopment, investment and financial teams has resulted in a history of superior value creation and financial performance.

We own or hold an ownership interest in 148 communities containing 42,810 apartment homes in ten states and the District of Columbia. More information about AvalonBay may be found on our website at www.avalonbay.com.

Cover photo: Avalon Glendale, Glendale, CA

What Defines AvalonBay is...

SUPERIOR VALUE CREATION.


LETTER TO
SHAREHOLDERS
2


WHERE?
8




WHAT?
12


HOW?
16


WHY?
20

TO OUR SHAREHOLDERS

We expected 2004 to be a year of transition and indeed it was. Job growth turned positive, apartment fundamentals stabilized and capital flows to real estate accelerated. These factors, combined with strong execution by AvalonBay, led to a 2004 total shareholder return of 65%, the highest mark in our history and twice that of the apartment sector.

In this letter I will review 2004 results and share our expectations for 2005. I will also expand on the theme of this year's report—*"Superior Value Creation"*—describing how our focus on value creation guides our decision making, keeping us centered on our overall goal of long-term outperformance.

2004 Year In Review

We began 2004 expecting revenue declines in our "Same-Store" portfolio to continue in the early months before stabilizing later in the year, and we set goals and managed the business with this in mind. This initial assessment proved accurate, enabling us to meet or exceed all aspects of our operating plan while completing initiatives that positioned us for growth. Excellent performance in portfolio operations, investment activities and capital formation efforts contributed to our success in 2004, and we were recognized for our efforts. Here are a few highlights:

- We optimized portfolio performance, moving occupancy to the highest levels in three years and, by the second half of the year, registered year-over-year "Same-Store" revenue growth for the first time since 2001. We managed operating expenses aggressively, limiting expense growth to less than 2%. And we continued to focus on the customer, improving service scores for the fourth consecutive year.

- Investment activity created significant value for shareholders in 2004. Development completions totaled approximately $365 million with Initial Yields approximately 250 to 300 basis points above market Cap Rates for apartment product. We started $240 million of new developments and increased our Development

> 2004 TOTAL SHAREHOLDER RETURN OF 65% WAS THE HIGHEST IN OUR HISTORY AND TWICE THAT OF THE APARTMENT SECTOR.


AVALON AT FLANDERS HILL
WESTBOROUGH, MA




SEC MAIL PROCESSING
RECEIVED
APR 0 4 2005
WASH, D.C.
202
SECTION
HARVESTING VALUE
Economic Gain ($ millions)
$35
$41
$41
$132
$103
2000 2001 2002 2003 2004

Rights to $3 billion—a significant source of future earnings and value creation. Asset sales allowed us to harvest embedded value and provided a source of capital to fund new development opportunities. We sold approximately $250 million of properties in 2004, recognizing Economic Gains of $103 million at a 4.8% Cap Rate. This attractive pricing demonstrates the strong demand for our product and the desirability of our markets—further validating our strategy of developing or acquiring high-quality assets in supply-constrained markets. Finally, acquisition activities accelerated during the year as we prepared to launch the AvalonBay Value Added Fund. This investment management fund will allow us to diversify sources of capital for acquisitions while providing incremental recurring income to AvalonBay.

- In 2004, we were once again recognized by the industry for outstanding achievements. We were the recipient of a number of awards, including:
  - Multifamily Executive *"Builder of the Year"*
  - Multifamily Executive *"Project of the Year"* for Avalon at Mission Bay
  - NAHB *"Best Luxury Apartment Community"* for Avalon at Newton Highlands
  - Green Street Advisors *"2004 REIT of the Year"*

Overall, we are pleased with what turned out to be a busy but rewarding year. We executed our operating plan successfully while seizing unique value creation opportunities. For the year, we reported FFO of $3.36 per share, representing 2.4% growth from the prior year, and achieved a sector-leading total shareholder return of 65%.

Outlook

The transition to positive job growth and improving apartment fundamentals that began in 2004 should gain momentum in 2005. The strengthening economy is expected to result in job growth in our markets at a rate more than twice that of 2004. Employment is a key driver of overall housing demand and, when coupled with likely higher home mortgage rates, should translate into relatively strong growth in renter households for the first time in five years. Given increased rental demand and a constrained supply of new apartments in our markets, we expect modest but positive revenue increases during 2005, followed by more robust growth in 2006 as fundamentals continue to improve.

□□□

WE WILL BE AGGRESSIVE IN BUILDING, SELECTIVE IN BUYING, AND OPPORTUNISTIC IN SELLING ASSETS TO ENSURE WE CONTINUE TO REWARD INVESTORS BY DELIVERING SUPERIOR VALUE CREATION WITH STRONG RISK-ADJUSTED RETURNS.

Based on this outlook, how will we respond? We remain committed to the strategy that many of you have heard us speak about in the past:

"To deeply penetrate our chosen markets through a broad range of products and services with an intense focus on our customer."

A very clear-cut and straightforward strategy. The competitive advantage comes in how well we execute this strategy. Underlying our success in creating superior value is solid day-to-day performance in three principal areas of the business—our portfolio, capital allocation and our balance sheet.

OUR PORTFOLIO is comprised of more than 40,000 high-quality apartments in what we view as the best markets in the country. Our operating assets are an important source of future earnings growth, particularly as we enter what is likely to be a period of accelerating revenue growth. Our seasoned operations team, using advanced, integrated management systems combined with experience gained during the past cycle, will help deliver portfolio earnings growth we expect will exceed the sector average.

CAPITAL ALLOCATION is another significant contributor to value, ensuring that capital is deployed to achieve the highest possible risk-adjusted returns. And we enjoy many attractive capital allocation and recycling alternatives, including development, acquisitions, dispositions and securities redemptions.

Development is an important source of earnings growth and a key driver behind shareholder value creation. During the downturn of 2001–2003, we maintained our core development capacity but limited development starts in response to the weak leasing environment. Anticipating recovery, we moved to accelerate development starts in 2004 and 2005, allowing us to deliver product in more robust leasing windows and to achieve stronger Initial Yields on our invested capital. These starts are planned to meet financial goals and to support portfolio strategies. The $800 million of planned starts in 2005 will be varied geographically as well as by product type, as we continually make adjustments to attain our portfolio diversification and customer segmentation goals.

Acquisitions. In early 2005, we launched the AvalonBay Value Added Fund, L.P., a discretionary institutional investment management fund that is focused on buying and repositioning existing apartment communities.

Our acquisition activity in 2005 will be primarily funded through this source of capital. Our experience and talents in identifying, evaluating, redeveloping, managing and repositioning assets are the keys to how we will enhance the value of the capital invested.

Dispositions. After selling $700 million of assets over the past two years, we expect disposition activity will likely be at lower levels in 2005 as we transition to a period of earnings and portfolio growth. Should the transactions market pick up its pace, we will respond opportunistically, as we have in the past, to harvest value and redeploy capital to the most attractive investment alternatives.

Securities redemptions will occur each year, whether due to the maturity of a debt offering or opportunistic redemption of public equity. We will use our financial flexibility to access the most cost-effective source of capital to create and preserve value for investors.

Overall, capital allocation is an essential component of our value creation story. We will be aggressive in building, selective in buying, and opportunistic in selling assets to ensure we continue to reward investors by delivering superior value creation with strong risk-adjusted returns.

OUR BALANCE SHEET strength helps ensure we realize the potential for superior value creation offered by our development pipeline and acquisition fund. The Company emerged from the recent downturn with one of the strongest balance sheets in the sector. With modest and mostly fixed-rate debt levels and a dividend fully covered


STRONG BALANCE SHEET
Percentage of Current Value of Assets (at December 31, 2004)
36%
64%
47%
53%
AVB
Multifamily Sector
● Common Equity
○ Debt and Preferred
Source: Green Street Advisors, Inc.




AVALON BELLEVUE
BELLEVUE, WA


AVALON ON THE SOUND
NEW ROCHELLE, NY

by recurring cash flow, we are well positioned to respond to growth opportunities as they emerge. Floating-rate debt can be used to enhance short-term earnings but can constrain the pursuit of long-term value creation. So we avoid excessive use of floating-rate debt that can be an "earnings tax" as rates rise. A well-positioned balance sheet also offers tremendous financial flexibility and provides access to a broad range of cost-effective capital sources. A good example is our selective use of development joint ventures to enhance operational leverage while mitigating risk. Another example is the AvalonBay Value Added Fund, through which we will access capital directly from pension funds and other institutional investors. Such direct access to institutional capital is not easy to gain, and can require a long-term track record of outperformance that few companies have attained.


AVALON AT CORTEZ
SAN DIEGO,


AVALON AT NEWTON HIGHLANDS
NEWTON, MA


STAMFORD HARBOR



Our strong financial position and the flexibility it affords demonstrates our ability and commitment to create value for investors over both the short and long term. We recognize that earnings growth is an important measure of success, but we are also intensely driven to create long-term value for investors. We are not interested in accounting policies that increase reported earnings but do nothing to add real value, nor are we driven to be the biggest apartment REIT or to have a presence in the most markets. We continually strive to find ways to use our organization's talents to maximize value creation through our operations, development, investment and finance activities. With these guiding principles, we continuously improve operations, shrewdly allocate resources and capital, and maintain financial flexibility so that we are uniquely positioned to enhance performance and generate value. Delivering current earnings is important, but making smart decisions that drive long-term value creation is vital—and is what sets us apart.

VALUE CREATION DRIVES FINANCIAL PERFORMANCE


Estimated NAV Per Share Growth (1)
Total Shareholder Return (2)
11.4%
20.8%
11.0%
23.5%
31.9%
65.0%
10-Yr
5-Yr
1-Yr

Source: Estimated NAV Per Share—Green Street Advisors, Inc.; Total Shareholder Return—Bloomberg

In Conclusion

The past year was both challenging and rewarding. We were challenged to maintain performance during the still weak early quarters while setting the stage for growth as our markets strengthened. As apartment fundamentals improved, AvalonBay executed well, capitalizing on opportunities that emerged throughout the year. We created value through our operational, development, investment and capital markets activities, ultimately delivering sector-leading returns to shareholders.

Looking ahead, I am excited and optimistic. We are well positioned to seize market growth and value creation opportunities. We are established in the *best apartment markets* in the country, with an *exceptional portfolio* of existing communities. Our *superior development pipeline* provides a unique competitive advantage that we will leverage with our *outstanding team* and *strong balance sheet* to execute at the highest levels.

As always, I would like to thank our shareholders for their support, our associates for all they do, and our customers for choosing an AvalonBay community as their home.

BRYCE BLAIR
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



LEFT TO RIGHT:
TIM NAUGHTON, PRESIDENT; BRYCE BLAIR, CHAIRMAN AND CHIEF EXECUTIVE OFFICER; TOM SARGEANT, CHIEF FINANCIAL OFFICER

WHERE?

WHAT?

HOW?

WHY?











Creating Value...WHERE?

IN PREMIER APARTMENT MARKETS THROUGHOUT THE COUNTRY

Value creation begins with market selection. We operate in premier apartment markets located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest and California. These markets are characterized by long and arduous permitting and development processes that limit competition and restrict new apartment supply. Historically, new supply as a percentage of inventory in our markets has been half that of new supply levels in the U.S. In addition, high single-family housing costs in our markets lead to a higher propensity to rent, with 37% of the population renting as compared to 31% in the U.S.[3]

LOWER LEVELS OF NEW APARTMENT SUPPLY


New Completions as a Percentage of Inventory (1994–2004)
0.8%
1.6%
2.3%
AVB Markets
US
US Excluding AVB Markets

Source: Reis, Inc.

HIGHER COST OF SINGLE FAMILY HOUSING


Median Home Price to Median Income
4.8
4.2
3.6
3.0
2.4
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
AVB Markets
US

Source: Median Home Price—National Association of Realtors;
Median Household Income—U.S. Department of Housing & Urban Development

Favorable demand and supply fundamentals have led to outsized performance in our markets over the last ten years.


OUTSIZED DEMAND/SUPPLY(4)


Demand/Supply Ratio
(1994–2004)
1.5x
1.0x
0.8x
AVB Markets
US
US Excluding AVB Markets

Source: AVB and Reis, Inc.

OUTSIZED RENTAL REVENUE GROWTH[5]


Rental Revenue Growth
(1994–2004)
5.1%
4.9%
2.7%
AVB Markets
US
US Excluding AVB Markets

Source: Reis, Inc.

Importantly, we believe these markets are now beginning a new cycle of outperformance. Of our 16 markets, 12 are ranked in the top 20 apartment markets nationwide based on expected total revenue growth,[6] and we expect demand/supply fundamentals in AVB markets to outpace the U.S. in both 2005 and 2006.

Our long established presence in these markets allows us to get an early look at opportunities for new development as they emerge, enabling us to establish a pipeline of future development rights that will provide value creation for years to come. In-house market research gives us timely market data and analysis that helps us re-allocate capital to those markets with the strongest demand/supply fundamentals, sustaining and optimizing value creation opportunities.

Our extensive local market knowledge and presence in premier markets of the U.S. differentiated by constrained supply and steady demand helps ensure we maximize value creation while mitigating risk.

THE PROMENADE
BURBANK, CA

AVALON AT FLORHAM PARK
FLORHAM PARK, NJ

AVALON AT GALLERY PLACE
WASHINGTON, DC

CREATING VALUE

BY DEVELOPING APARTMENT COMMUNITIES IN HIGH BARRIER-TO-ENTRY MARKETS WHERE PEOPLE WANT TO LIVE, WORK AND PLAY.

AVALON AT THE PINEHILLS, PLYMOUTH, MA


WHERE?


WHAT?


HOW?


WHY?











Our communities consist of a diverse mix of garden, townhome, mid-rise and high-rise apartments in urban and suburban locations. We use market and customer research to determine the products and amenities to offer. Customer needs are always changing. We use our core competencies to develop, redevelop, acquire and sell assets to adjust our portfolio to help ensure our product meets current demand. In this way, we are able to quickly adapt to the changing needs of the customer, improve quality, and position assets for maximum valuations.

Our Development Rights now total $3 billion. This provides a steady stream of new development communities that we expect will offer attractive yields, enhancing the overall quality and diversity of our portfolio while maximizing value creation opportunities at acceptable risk levels.

DIVERSE PORTFOLIO[8]


Townhome 6%
Mid-rise 27%
51% Garden
High-rise 16%
Urban 22%
78% Suburban

AVALON AT MISSION BAY—SAN FRANCISCO, CALIFORNIA is a high-rise community that exemplifies the quality of our portfolio and the desirability of our markets. Located in the largest and fastest growing new development area in San Francisco, Avalon at Mission Bay was named "Project of the Year, Resort/Luxury Category" by Multifamily Executive Magazine.

AVALON BELLTOWN
SEATTLE, WA

AVALON RIVERVIEW
LONG ISLAND CITY, NY

AVALON LEDGES
WEYMOUTH, MA

AVALON AT ARLINGTON SQUARE
ARLINGTON, VA

Creating Value...WHAT?

AN EXCEPTIONAL PORTFOLIO OF APARTMENT COMMUNITIES

After market selection, the quality and diversity of our portfolio become the next key components to creating and sustaining shareholder value. The quality of our portfolio of more than 40,000 apartment homes in over 140 communities is among the highest in the multifamily sector. Our communities are generally young in age (eight years on average), with locations and amenities that our residents value. These assets are largely unencumbered with debt or tax protection, allowing us to achieve higher prices upon sale.

YOUNG PORTFOLIO


Average Portfolio Age
(number of years)
8
13
AVB
Multifamily Average

Source: Green Street Advisors, Inc.

UNENCUMBERED PORTFOLIO[7]

Percentage of Portfolio Unencumbered by Debt

2000	2001	2002	2003	2004
79%	79%	80%	80%	82%

These attributes combine to create highly desirable assets that command higher rents, produce higher recurring cash flows and, when sold, sell at a premium. In 2004, we sold five communities and one land parcel for an aggregate gross sales price of approximately $250 million at an average 4.8% Cap Rate. These sales resulted in an Economic Gain of $103 million and a 16.5% Unleveraged IRR.

CREATING VALUE

BY PROVIDING A DIVERSE MIX OF GARDEN, TOWNHOME, MID-RISE AND HIGH-RISE APARTMENTS TO MEET THE NEEDS OF OUR CUSTOMERS.

AVALON AT MISSION BAY, SAN FRANCISCO, CA

WHERE?

WHAT?


HOW?

WHY?









Creating Value...HOW?

THROUGH OUR OPERATIONAL, INVESTMENT, DEVELOPMENT AND FINANCIAL EXPERTISE

We are an integrated real estate investment and operating company that is ideally positioned to create value during all phases of the real estate cycle. Using advanced systems and processes, we optimize cash flow growth from our stabilized portfolio as well as from newly developed and acquired communities.

We are opportunistic in our investment and sales activity. Over the past 10 years, we have acquired over $2 billion of existing apartment communities, adding significant value through our operating, repositioning, redeveloping and financing activities. And we plan to continue focusing on value-added acquisitions over the next cycle through our investment management activities and for our own account. We continued in 2004 with an aggressive disposition program in response to a strong transactions climate, selling $250 million of assets. Over the past two years, we have sold over $710 million in assets for Economic Gains totaling $235 million at an average Cap Rate of 5.8%. These net sales proceeds were redeployed into new developments expected to have Initial Yields over 8.0%. This cost-effective source of capital is an important part of achieving outsized returns.

The timing of development activity also plays an essential role in creating and enhancing value. In 2001–2003, we reduced the amount of capital allocated to development, adjusting deliveries to meet demand in a weak leasing environment. Anticipating recovery, we accelerated new development starts in late 2003 and into 2004, with further development expansion planned for 2005. We began construction of six new communities in 2004 with total expected development costs of $240 million, completed seven communities totaling approximately $365 million, and had $545 million under construction at year-end. We also expanded our Development Pipeline to $3.5 billion, the largest and most diverse in the sector, providing AvalonBay with a significant source of future earnings growth and value creation.

EXPANDING PIPELINE[9]


Budgeted Total Capital Cost
($ billions)
$2.3
$2.4
$2.7
$2.8
$3.5
2000
2001
2002
2003
2004

Creating value requires continuous uninterrupted access to cost-effective capital during all phases of the business cycle. Diversifying capital sources supports continuous access, and we have selectively turned to private capital to supplement our capital needs and to keep our public currency scarce. We have the financial flexibility to be selective when sourcing capital—be it through private joint ventures, discretionary investment funds, or public and private debt and equity. This flexibility allows us to appropriately match capital to investment opportunities, maximizing risk-adjusted returns.

CASE STUDIES

AVALON AT BALLSTON—VERMONT AND QUINCY TOWERS, ARLINGTON, VIRGINIA Acquired by the Company in 1997, these communities constituted a total investment of approximately $48 million, or $106,000 per apartment home. We sold the communities to a condominium converter in December 2004 for an aggregate gross sales price of approximately $120 million, or $265,000 per apartment home, generating a 20% Unleveraged IRR. From contract to closing took less than 60 days, demonstrating our ability to create outsized value through opportunistic sales.

AVALON AT BALLSTON—VERMONT & QUINCY TOWERS	
SALE PRICE	$120M
– TOTAL INVESTMENT	$48M
= VALUE CREATED(10)	$72M
UNLEVERAGED IRR	20%

AVALON AT TRAVILLE—POTOMAC, MARYLAND As part of a larger master-planned community, development of Avalon at Traville presented unique design challenges and regulatory hurdles. We overcame these challenges, completing the 520-apartment home community during the fourth quarter of 2004 for a Total Capital Cost of approximately $70 million. The community was built on one of the last remaining sites zoned for multifamily development in the desirable North Potomac submarket, limiting future competition. It contains a broad range of product, including one-, two- and three-bedroom apartment homes in townhome, manor style and duplex buildings. With the largest floorplans in the submarket, Avalon at Traville is competitively positioned to outperform.

AVALON AT TRAVILLE	
INVESTED CAPITAL	$70M
ESTIMATED SALES VALUE	$100M
IMPLIED VALUE CREATED(10)	$30M

BALLSTON VERMONT TOWERS
ARLINGTON, VA

BALLSTON QUINCY TOWERS
ARLINGTON, VA

AVALON AT TRAVILLE
POTOMAC, MD

CREATING VALUE

BY COMBINING OUR INTEGRATED INVESTMENT AND OPERATIONAL EXPERTISE WITH FINANCIAL FLEXIBILITY TO DELIVER OUTSIZED RISK-ADJUSTED RETURNS.


14233

AVALON AT TRAVILLE, POTOMAC, MD

WHERE?

WHAT?

HOW?

WHY?











Creating Value...WHY?

TO GENERATE SUPERIOR LONG-TERM FINANCIAL PERFORMANCE

While we are focused on current earnings growth, we emphasize long-term value creation over short-term earnings accretion. This leads to strong earnings growth and financial outperformance over the full business cycle. Long-term value creation is the guiding principle behind our decision-making and capital allocation strategies.

CASE STUDY IN CAPITAL RECYCLING	
2004 SALES REDEPLOYED TO DEVELOPMENT	$250M
ESTIMATED LOST NOI FROM 2004 SALES	($12M)
PROJECTED NOI FROM NEW DEVELOPMENT	$20M
INCREMENTAL NOI	$8M

Our development activities offer a significant value creation proposition. We continuously identify sites, gain entitlements for development, and build our own communities. We selectively sell these assets to achieve capital allocation objectives or to harvest value. This life cycle of ownership delivers outsized value creation. Economic Gains from the sale of five company-developed assets over the past two years totaled $91 million with an aggregate Unleveraged IRR of 18.7%. By redeploying proceeds from assets sold in 2004 at a 4.8% Cap Rate to develop assets expected to yield 8% upon stabilization, we create a profitable spread that we expect will generate an additional $8 million in NOI—leading to substantial earnings accretion. Finally, our $3.5 billion Development Pipeline offers a source of value creation and future earnings growth for years to come.

We seek to create value by allocating capital to the highest risk-adjusted returns available to the Company. Our development activities appropriately receive a disproportionate capital allocation, yet we have not overlooked opportunities available through value-added acquisitions, especially during the early phase of the economic cycle and apartment market recovery. While we have elected to fund our largest value creation growth lever—development—primarily from our balance sheet, we have chosen to participate with private equity capital to accelerate our acquisition growth lever. Accelerating acquisition activity in this manner allows us to fully deploy our investment and value-added expertise while diversifying our capital sources. In the aggregate, more earnings growth will accrue to AvalonBay, and additional value will be created for AvalonBay and our partners. This constant focus on value creation has led to strong financial performance over the long term, and we believe it will continue to be a driver of future outperformance.


ESTIMATED NAV PER SHARE GROWTH[1]
1995–2004


Estimated NAV Per Share Growth
11.4%
8.2%
● AVB
● Multifamily Average

Source: Green Street Advisors, Inc.

FFO PER SHARE GROWTH[11]
1995–2004


FFO Per Share Growth
6.7%
3.4%
● AVB
● Multifamily Average

Source: SEC Filings

TOTAL SHAREHOLDER RETURN[2]
1995–2004


Compound Annual Growth Return
20.8%
16.2%
● AVB
● Multifamily Average

Source: Bloomberg

AVALON REDONDO BEACH—REDONDO BEACH, CALIFORNIA is an example of a value-added acquisition. Avalon Redondo Beach is located in a highly supply-constrained coastal community in the Los Angeles area with median single-family home prices exceeding $800,000. Containing 105 apartment homes, this B/B+ community was acquired off-market for approximately $24 million. In addition to increasing our presence in a favorable market, we believe this community offers an opportunity for value creation through enhanced operations.

AVALON ESTATES
HULL, MA

AVALON TOWERS ON THE PENINSULA
MOUNTAIN VIEW, CA

AVALON AT GREYROCK PLACE
STAMFORD, CT

AVALON AT FREEHOLD
FREEHOLD, NJ

CREATING VALUE



BY USING THE COMPANY'S BALANCE SHEET TO FUND DEVELOPMENT AND USING PRIVATE EQUITY TO ACCELERATE ACQUISITIONS GROWTH.
Avalon Redondo Beach
AN APARTMENT COMMUNITY

AVALON REDONDO BEACH, REDONDO BEACH, CA

NOTES & NON-GAAP FINANCIAL MEASURES AND OTHER TERMS

NOTES

1. The compound annual growth rate of Estimated NAV Per Share as estimated by Green Street Advisors, Inc. during the periods indicated. Estimated NAV Per Share for each year within these periods varies.
2. The compound annual growth rate, including reinvestment of dividends, for the periods indicated. Total Shareholder Return for any given year during the periods indicated varies. The multifamily average is weighted based on equity market capitalization.
3. Per Census Bureau Housing Vacancies and Homeownership Annual Statistics 2004.
4. Demand (total new jobs adjusted for propensity to rent by market) divided by Supply (total new multifamily, market-rate rental completions), per AVB and Reis, Inc.
5. The annual change in occupancy rate, plus the annual percentage change in market rent per Reis, Inc.
6. Per Axiometrics. Forecasts based on annual potential revenue impact (combined 2005 and 2006). Annual potential revenue impact defined as the combination of annual rental rate growth and the absolute change in the annual occupancy rate from the prior year to the current period. Forecasts of market rental rate growth and occupancy are a function of the projected growth of the following market variables: (i) employment growth, (ii) total residential permitting, (iii) housing affordability, (iv) median family income, (v) the CPI, and (vi) the Leading Economic Index for each MSA.
7. Reflects Unencumbered NOI as a percentage of total NOI generated by real estate assets. See page 79 for a definition and calculation of Unencumbered NOI.
8. Portfolio composition (based on Total Capital Cost) at December 31, 2004, including planned disposition and development activity for 2005.
9. The sum of the Total Capital Cost of communities under construction and Development Rights at year-end.
10. Value created or implied value created is calculated as the difference between sales price or estimated sales value, excluding costs of sale, and total invested capital. For presentation purposes, estimated sales value of Traville is based on a 6% Cap Rate applied against Projected NOI.
11. The compound annual growth in FFO Per Share as reported. FFO Per Share growth for each year within this period varies.

NON-GAAP FINANCIAL MEASURES AND OTHER TERMS

The following non-GAAP financial measures and other terms, as used in this Annual Report, including the Letter to Shareholders, are defined and further explained herein on page 76 in the section titled, "Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms":

- Development Rights and Development Pipeline
- Economic Gain
- Established Communities ("Same-Store")
- Estimated Net Asset Value (NAV) Per Share
- Funds from Operations (FFO)
- Initial Year Market Cap Rate (Cap Rate)
- Net Operating Income (NOI)
- Projected NOI (Initial Yield)
- Stabilized Operations
- Total Capital Cost
- Unencumbered NOI
- Unleveraged IRR

FORWARD-LOOKING STATEMENTS

This Annual Report, including the Letter to Shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" on page 42 of this report for a discussion regarding risks associated with these statements.

2004 FINANCIAL REVIEW

The following table provides historical consolidated financial, operating and other data for AvalonBay Communities, Inc. You should read the table with our Consolidated Financial Statements and the Notes included in this report.

	For the year ended				
(Dollars in thousands, except per share information)	12-31-04	12-31-03	12-31-02	12-31-01	12-31-00
Revenue:					
Rental and other income	$ 647,850	$ 591,411	$ 568,352	$ 562,202	$ 503,228
Management, development and other fees	604	931	2,145	1,386	1,107
Total revenue	648,454	592,342	570,497	563,588	504,335
Expenses:					
Operating expenses, excluding property taxes	189,223	172,393	155,799	140,295	126,051
Property taxes	62,665	56,120	50,767	45,873	40,872
Interest expense	131,314	133,637	118,288	99,456	78,927
Depreciation expense	160,815	147,658	130,488	115,082	107,833
General and administrative expense	18,074	14,830	13,449	14,705	13,013
Impairment loss	—	—	6,800	—	—
Total expenses	562,091	524,638	475,591	415,411	366,696
Equity in income of unconsolidated entities	1,100	25,535	55	856	2,428
Interest income	194	3,440	3,978	6,823	4,764
Venture partner interest in profit-sharing	(1,178)	(1,688)	(857)	1,158	—
Minority interest in consolidated partnerships	(150)	(950)	(865)	(948)	(1,038)
Income before gain on sale of real estate assets	86,329	94,041	97,217	156,066	143,793
Gain on sale of real estate assets	—	—	—	62,852	40,779
Income from continuing operations before cumulative effect of change in accounting principle	86,329	94,041	97,217	218,918	184,572
Discontinued operations:					
Income from discontinued operations	6,444	16,494	27,508	30,079	26,032
Gain on sale of real estate assets	122,425	160,990	48,893	—	—
Total discontinued operations	128,869	177,484	76,401	30,079	26,032
Income before cumulative effect of change in accounting principle	215,198	271,525	173,618	248,997	210,604
Cumulative effect of change in accounting principle	4,547	—	—	—	—
Net income	219,745	271,525	173,618	248,997	210,604
Dividends attributable to preferred stock	(8,700)	(10,744)	(17,896)	(40,035)	(39,779)
Net income available to common stockholders	$ 211,045	$ 260,781	$ 155,722	$ 208,962	$ 170,825
Per Common Share and Share Information:					
Earnings per common share—basic					
Income from continuing operations (net of dividends attributable to preferred stock)	$ 1.15	$ 1.21	$ 1.15	$ 2.62	$ 2.19
Discontinued operations	$ 1.80	$ 2.59	$ 1.11	$ 0.46	$ 0.39
Net income available to common stockholders	$ 2.95	$ 3.80	$ 2.26	$ 3.08	$ 2.58
Weighted average common shares outstanding—basic	71,564,202	68,559,657	68,772,139	67,842,752	66,309,707
Earnings per common share—diluted					
Income from continuing operations (net of dividends attributable to preferred stock)	$ 1.16	$ 1.20	$ 1.13	$ 2.56	$ 2.14
Discontinued operations	$ 1.76	$ 2.53	$ 1.10	$ 0.46	$ 0.39
Net income available to common stockholders	$ 2.92	$ 3.73	$ 2.23	$ 3.02	$ 2.53
Weighted average common shares outstanding—diluted	73,354,956	70,203,467	70,674,211	69,781,719	68,140,998
Cash dividends declared	$ 2.80	$ 2.80	$ 2.80	$ 2.56	$ 2.24

	For the year ended				
	12-31-04	12-31-03	12-31-02	12-31-01	12-31-00
Other Information:					
Net income	$ 219,745	$ 271,525	$ 173,618	$ 248,997	$ 210,604
Depreciation—continuing operations	160,815	147,658	130,488	115,082	107,833
Depreciation—discontinued operations	1,852	6,138	13,989	14,997	14,777
Interest expense—continuing operations	131,314	133,637	118,288	99,456	78,927
Interest expense—discontinued operations	508	2,380	3,094	3,747	4,682
Interest income	(194)	(3,440)	(3,978)	(6,823)	(4,764)
EBITDA[1]	$ 514,040	$ 557,898	$ 435,499	$ 475,456	$ 412,059
Funds from Operations[2]	$ 246,247	$ 230,566	$ 251,410	$ 275,755	$ 252,013
Number of Current Communities[3]	138	131	137	126	126
Number of apartment homes	40,142	38,504	40,179	37,228	37,147
Balance Sheet Information:					
Real estate, before accumulated depreciation	$5,697,144	$5,431,757	$5,369,453	$4,837,869	$4,535,969
Total assets	$5,068,281	$4,909,582	$4,950,835	$4,664,289	$4,397,255
Notes payable and unsecured credit facilities	$2,442,291	$2,337,817	$2,471,163	$2,082,769	$1,729,924
Cash Flow Information:					
Net cash flows provided by operating activities	$ 275,678	$ 239,677	$ 307,810	$ 320,528	$ 302,083
Net cash flows provided by (used in) investing activities	$ (251,683)	$ 33,935	$ (435,796)	$ (274,941)	$ (258,155)
Net cash flows provided by (used in) financing activities	$ (29,471)	$ (279,465)	$ 68,008	$ (29,909)	$ 5,685

Notes to Selected Financial Data

(1) EBITDA is defined by us as net income before interest income and expense, income taxes, depreciation and amortization from both continuing and discontinued operations. Under this definition, which complies with the rules and regulations of the Securities and Exchange Commission, EBITDA includes gains on sale of assets and gain on sale of partnership interests. Management generally considers EBITDA to be an appropriate supplemental measure to net income of our operating performance because it helps investors to understand our ability to incur and service debt and to make capital expenditures. EBITDA should not be considered as an alternative to net income (as determined in accordance with generally accepted accounting principles, or "GAAP"), as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Our calculation of EBITDA may not be comparable to EBITDA as calculated by other companies.

(2) We generally consider Funds from Operations, or "FFO," to be an appropriate supplemental measure of our operating and financial performance because, by excluding gains or losses related to dispositions of property and excluding real estate depreciation, which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates, FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. We believe that in order to understand our operating results, FFO should be examined with net income as presented in the Consolidated Statements of Operations and Other Comprehensive Income included elsewhere in this report. Consistent with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, ("NAREIT"), we calculate FFO as net income or loss computed in accordance with GAAP, adjusted for:

- gains or losses on sales of previously depreciated operating communities;
- extraordinary gains or losses (as defined by GAAP);
- cumulative effect of change in accounting principle;
- depreciation of real estate assets; and
- adjustments for unconsolidated partnerships and joint ventures.

In 2004, we changed our methodology for the calculation of FFO to include gains or losses on undepreciated property (i.e., land). FFO includes gains on land sales of $1,138 and $1,234 in 2004 and 2003, respectively, and, as a result, FFO for 2003 has been increased from amounts previously reported. The inclusion of these gains or losses is acceptable, but not required, under the definition of FFO adopted by NAREIT. The treatment of these gains and losses varies within the REIT industry; however, we believe that inclusion of these gains and losses allows for a better comparison of our reported FFO to FFO as reported by our peers in the apartment REIT industry. FFO does not represent net income in accordance with GAAP, and therefore it should not be considered an alternative to net income, which remains the primary measure, as an indication of our performance. In addition, FFO as calculated by other REITs may not be comparable to our calculation of FFO. The following is a reconciliation of net income to FFO:

	For the year ended				
	12-31-04	12-31-03	12-31-02	12-31-01	12-31-00
Net income	$ 219,745	$ 271,525	$ 173,618	$ 248,997	$ 210,604
Dividends attributable to preferred stock	(8,700)	(10,744)	(17,896)	(40,035)	(39,779)
Depreciation—real estate assets, including discontinued operations and joint venture adjustments	157,988	128,278	142,980	128,086	120,208
Minority interest expense, including discontinued operations	3,048	1,263	1,601	1,559	1,759
Cumulative effect of change in accounting principle	(4,547)	—	—	—	—
Gain on sale of operating communities	(121,287)	(159,756)	(48,893)	(62,852)	(40,779)
Funds from Operations attributable to common stockholders	$ 246,247	$ 230,566	$ 251,410	$ 275,755	$ 252,013
Weighted average common shares outstanding—diluted	73,354,956	70,203,467	70,674,211	69,781,719	68,140,998
FFO per common share—diluted	$ 3.36	$ 3.28	$ 3.55	$ 3.95	$ 3.70

FFO also does not represent cash generated from operating activities in accordance with GAAP, and therefore should not be considered an alternative to net cash flows from operating activities, as determined by GAAP, as a measure of liquidity. Additionally, it is not necessarily indicative of cash available to fund cash needs. A presentation of GAAP based cash flow metrics is provided in "Cash Flow Information" in the table above.

(3) *Current Communities consist of all communities other than those which are still under construction and have not received a certificate of occupancy.*

We focus on the investment in and ownership and operation of apartment communities in high barrier-to-entry markets of the United States. As of February 28, 2005, we had 138 current operating communities, which are the primary contributors to our overall operating performance. The net operating income of these communities, which is one of the financial measures that we use to evaluate community performance, is affected by the demand and supply dynamics within our markets, our rental rates and occupancy levels, and our ability to control operating costs. Our overall financial performance is also impacted by the general availability and cost of capital and the performance of our newly developed and acquired apartment communities. We seek to create long-term shareholder value by accessing capital on cost effective terms; deploying that capital to develop, redevelop and acquire apartment communities in high barrier-to-entry markets; operating apartment communities; and selling communities when they no longer meet our long-term investment strategy and when pricing is attractive.

This report, including the following discussion and analysis of our financial condition and results of operations, contains forward-looking statements that predict or indicate future events or trends and that do not report historical matters. Actual results or developments could differ materially from those projected in such statements as a result of the risk factors set forth on page 43 of this report. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and notes included elsewhere in this report.

Business Description and Community Information Overview

We believe that apartment communities present an attractive long-term investment opportunity compared to other real estate investments because a broad potential resident base should help reduce demand volatility over a real estate cycle. We intend to continue to pursue real estate investments in markets where constraints to new supply exist, and where new rental household formations are expected to out-pace multifamily permit activity over the course of the real estate cycle. Barriers-to-entry in our markets generally include a difficult and lengthy entitlement process with local jurisdictions and dense urban or suburban areas where zoned and entitled land is in limited supply.

We regularly evaluate the allocation of our investments by the amount of invested capital and by product type within our individual markets, which are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the United States. Our strategy is to deeply penetrate these markets with a broad range of products and services and an intense focus on our customer. A substantial majority of our communities are upscale, which generally command among the highest rents in their markets. However, we also pursue the ownership and operation of apartment communities that target a variety of customer segments and price points, consistent with our goal of offering a broad range of products and services.

We believe that, over an entire business cycle, lower housing affordability and the limited new supply of apartment homes in our markets will result in a higher propensity to rent and larger increases in cash flow relative to other markets. However, throughout the business cycle, apartment market fundamentals, and therefore operating cash flows, are affected by overall economic conditions. A number of our markets experienced economic contraction due to job losses in 2002 and 2003, particularly in the technology, telecom and financial services sectors. This resulted in a prolonged period of weak apartment market fundamentals as reflected in declining rental rates and demand. However, 2004 was a year of transition, where the economy showed signs of an early phase recovery, as evidenced by modest job growth and declining unemployment claims. The improvement in the economic environment has resulted in more stabilized apartment market fundamentals, as reflected in the following operating results achieved within our Established Community portfolio specifically during the last three months of 2004:

- we achieved both sequential and year-over-year revenue growth, our second year-over-year increase since 2001;
- economic occupancy stabilized and remained at approximately 95% in each of our markets, despite a seasonal decline in leasing;
- concessions per move-in declined both sequentially and on a year-over-year basis; and
- we achieved the first sequential increase in average rental rates since 2001.

Based on these results we believe that 2005 will be a year of continued growth. We expect that with continued job growth in our markets, apartment market fundamentals (the demand/supply balance) will continue to improve such that apartment rental demand will outpace new supply by a ratio of almost two to one. The improvement may not be experienced evenly throughout our markets, but is nevertheless expected to result in overall revenue growth for our Established Community portfolio in 2005.

In anticipation of continued improvement in apartment fundamentals and stronger apartment demand, we have increased our development and acquisition volume. During 2004, we increased our level of acquisition activity in preparation of the closing of a discretionary investment fund. In addition, we continued to secure new Development Rights, as discussed below, bringing our pipeline for potential development opportunities to a new high. However, we continued to dispose of communities in 2004 in response to opportunities to realize value. In 2005, we expect to continue acquisitions for the discretionary investment fund, particularly potential redevelopment opportunities, and to continue to be an opportunistic seller, while increasing our development activity over 2004 levels.

Our real estate investments consist primarily of current operating apartment communities, communities in various stages of development ("Development Communities"), and Development Rights (i.e., land or land options held for development). Our current operating communities are further distinguished as Established Communities, Other Stabilized Communities, Lease-Up Communities and Redevelopment Communities. Established Communities are generally operating communities that were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, which allows the performance of these communities and the markets in which they are located to be compared and monitored between years. Other Stabilized Communities are generally all other operating communities that have stabilized occupancy and operating expenses as of the beginning of the current year, but had not achieved stabilization as of the beginning of the prior year. Lease-Up Communities consist of communities where construction is complete but stabilization has not been achieved. Redevelopment Communities consist of communities where substantial redevelopment is in progress or is planned to begin during the current year. A more detailed description of our reportable segments and other related operating information can be found in Note 9, "Segment Reporting," of our Consolidated Financial Statements.

Although each of these categories is important to our business, we generally evaluate overall operating, industry and market trends based on the operating results of Established Communities, for which a detailed discussion can be found in "Results of Operations" as part of our discussion of overall operating results. We evaluate our current and future cash needs and future operating potential based on acquisition, disposition, development, redevelopment and financing activities within Other Stabilized, Redevelopment and Development Communities, for which detailed discussions can be found in "Liquidity and Capital Resources."

As of December 31, 2004, we owned or held an ownership interest in 148 apartment communities containing 42,810 apartment homes in ten states and the District of Columbia, of which ten communities were under construction and four communities were under reconstruction. In addition, we owned a direct or indirect ownership interest in Development Rights to develop an additional 49 communities that, if developed in the manner expected, will contain an estimated 13,491 apartment homes.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to use judgment in the application of accounting policies, including making estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, or different estimates or assumptions had been made, it is possible that different accounting policies would have been applied, resulting in different financial results or a different presentation of our financial statements. Below is a discussion of accounting policies that we consider critical to an understanding of our financial condition and operating results and that may require complex judgment in their application or require estimates about matters which are inherently uncertain. As a REIT that owns, operates and develops apartment communities, our critical accounting policies relate to revenue recognition, cost capitalization, asset impairment evaluation and REIT status. A discussion of all of our accounting policies, including further discussion of the critical accounting policies described below, can be found in Note 1, "Organization and Significant Accounting Policies" of our Consolidated Financial Statements.

Revenue Recognition Rental income related to leases is recognized on an accrual basis when due from residents in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" and Statement of Financial Accounting Standards No. 13, "Accounting for Leases." In accordance with our standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease, which is generally one year. A discussion regarding the impact of cash concessions on rental revenue for Established Communities can be found in "Results of Operations."

Cost Capitalization We capitalize costs during the development of assets (including interest and related loan fees, property taxes and other direct and indirect costs) beginning when active development commences until the asset, or a portion of the asset, is delivered and is ready for its intended use, which is generally indicated by the issuance of a certificate of occupancy. We capitalize costs during redevelopment of apartment homes (including interest and related loan fees, property taxes and other direct and indirect costs) beginning when an apartment home is taken out-of-service for redevelopment until the apartment home redevelopment is completed and the apartment home is available for a new resident. Rental income and operating costs incurred during the initial lease-up or post-redevelopment lease-up period are fully recognized as they accrue.

We capitalize pre-development costs incurred in pursuit of Development Rights for which we currently believe future development is probable. These costs include legal fees, design fees and related overhead costs. Future development of these Development Rights is dependent upon various factors, including zoning and regulatory approval, rental market conditions, construction costs and availability of capital. Pre-development costs incurred in the pursuit of Development Rights for which future development is not yet considered probable are expensed as incurred. In addition, if the status of a Development Right changes, deeming future development no longer probable, any capitalized pre-development costs are written-off with a charge to expense.

We generally capitalize only non-recurring expenditures. We capitalize improvements and upgrades only if the item: (i) exceeds $15,000; (ii) extends the useful life of the asset; and (iii) is not related to making an apartment home ready for the next resident. Under this policy, virtually all capitalized costs are non-recurring, as recurring make-ready costs are expensed as incurred. Recurring make-ready costs include: (i) carpet and appliance replacements; (ii) floor coverings; (iii) interior painting; and (iv) other redecorating costs. Because we expense recurring make-ready costs such as carpet replacements, our expense levels and volatility are greatest in the third quarter of each year as this is when we experience our greatest amount of turnover. We capitalize purchases of personal property, such as computers and furniture, only if the item is a new addition and the item exceeds $2,500. We generally expense replacements of personal property.

In 2004, 2003 and 2002, the amounts capitalized (excluding land costs) related to acquisitions, development and redevelopment were $347,091,000, $296,764,000 and $457,851,000, respectively. For Established and Other Stabilized Communities, we recorded non-revenue generating capital expenditures of $12,347,000 or $354 per apartment home in 2004, $11,064,000 or $333 per apartment home in 2003 and $10,214,000 or $302 per apartment home in 2002. In addition, revenue generating capital expenditures, such as water submetering equipment and cable installations, were $637,000, $529,000 and $697,000 in 2004, 2003 and 2002, respectively. The average maintenance costs charged to expense per apartment home, including carpet and appliance replacements, related to these communities was $1,348 in 2004, $1,262 in 2003 and $1,224 in 2002. Historically, we have experienced a gradual increase in capitalized costs and expensed maintenance costs per apartment home as the average age of our communities has increased, and expensed maintenance costs have fluctuated with turnover. We expect these trends to continue, with capitalized costs increasing in 2005 over prior year levels as we embark on a number of community upgrades and improvements.

Asset Impairment Evaluation If there is an event or change in circumstance that indicates an impairment in the value of a community, our policy is to assess the impairment by making a comparison of the current and projected operating cash flow of the community over its remaining useful life, on an undiscounted basis, to the carrying amount of the community. If the carrying amount is in excess of the estimated projected operating cash flow of the community, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value less the cost to sell.

We account for our investments in unconsolidated entities that are not variable interest entities in accordance with Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" and Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." If there is an event or change in circumstance that indicates a loss in the value of an investment, we record the loss and reduce the value of the investment to its fair value. A loss in value would be indicated if we could not recover the carrying value of the investment or if the investee could not sustain an earnings capacity that would justify the carrying amount of the investment.

REIT Status We are a Maryland corporation that has elected to be treated, for federal income tax purposes, as a real estate investment trust, or REIT. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, for the year ended December 31, 1994 and have not revoked such election. A corporate REIT is a legal entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, we generally will not be subject to corporate level federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years.

Results of Operations

Our year-over-year operating performance is primarily affected by changes in net operating income of our current operating apartment communities due to market conditions, net operating income derived from acquisitions and development completions, the loss of net operating income related to disposed communities and capital market, disposition and financing activity. A comparison of our operating results for the years 2004, 2003 and 2002 follows:

(dollars in thousands)	2004	2003	Change $	Change %	2003	2002	Change $	Change %
Revenue:								
Rental and other income	**$647,850**	$591,411	$ 56,439	9.5%	$591,411	$568,352	$23,059	4.1%
Management, development and other fees	**604**	931	(327)	(35.1%)	931	2,145	(1,214)	(56.6%)
Total revenue	**648,454**	592,342	56,112	9.5%	592,342	570,497	21,845	3.8%
Expenses:								
Direct property operating expenses, excluding property taxes	**156,576**	142,322	14,254	10.0%	142,322	125,247	17,075	13.6%
Property taxes	**62,665**	56,120	6,545	11.7%	56,120	50,767	5,353	10.5%
Total community operating expenses	**219,241**	198,442	20,799	10.5%	198,442	176,014	22,428	12.7%
Net operating income	**429,213**	393,900	35,313	9.0%	393,900	394,483	(583)	(0.1%)
Corporate-level property management and other indirect operating expenses	**27,956**	27,123	833	3.1%	27,123	25,894	1,229	4.7%
Investments and investment management	**4,691**	2,948	1,743	59.1%	2,948	4,658	(1,710)	(36.7%)
Interest expense	**131,314**	133,637	(2,323)	(1.7%)	133,637	118,288	15,349	13.0%
Depreciation expense	**160,815**	147,658	13,157	8.9%	147,658	130,488	17,170	13.2%
General and administrative expense	**18,074**	14,830	3,244	21.9%	14,830	13,449	1,381	10.3%
Impairment loss	**—**	—	—	—	—	6,800	(6,800)	(100.0%)
Total other expenses	**342,850**	326,196	16,654	5.1%	326,196	299,577	26,619	8.9%
Equity in income of unconsolidated entities	**1,100**	25,535	(24,435)	(95.7%)	25,535	55	25,480	n/a
Interest income	**194**	3,440	(3,246)	(94.4%)	3,440	3,978	(538)	(13.5%)
Venture partner interest in profit-sharing	**(1,178)**	(1,688)	510	(30.2%)	(1,688)	(857)	(831)	97.0%
Minority interest in consolidated partnerships	**(150)**	(950)	800	(84.2%)	(950)	(865)	(85)	9.8%
Income from continuing operations before cumulative effect of change in accounting principle	**86,329**	94,041	(7,712)	(8.2%)	94,041	97,217	(3,176)	(3.3%)
Discontinued operations:								
Income from discontinued operations	**6,444**	16,494	(10,050)	(60.9%)	16,494	27,508	(11,014)	(40.0%)
Gain on sale of real estate assets	**122,425**	160,990	(38,565)	(24.0%)	160,990	48,893	112,097	229.3%
Total discontinued operations	**128,869**	177,484	(48,615)	(27.4%)	177,484	76,401	101,083	132.3%
Income before cumulative effect of change in accounting principle	**215,198**	271,525	(56,327)	(20.7%)	271,525	173,618	97,907	56.4%
Cumulative effect of change in accounting principle	**4,547**	—	4,547	100.0%	—	—	—	—
Net income	**219,745**	271,525	(51,780)	(19.1%)	271,525	173,618	97,907	56.4%
Dividends attributable to preferred stock	**(8,700)**	(10,744)	2,044	(19.0%)	(10,744)	(17,896)	7,152	(40.0%)
Net income available to common stockholders	**$211,045**	$260,781	$(49,736)	(19.1%)	$260,781	$155,722	$105,059	67.5%

Net income available to common stockholders decreased $49,736,000, or 19.1%, to $211,045,000 in 2004. This decrease is primarily attributable to lower gains on sales as a result of reduced disposition activity from the historically high levels experienced in 2003, partially offset by increased net operating income from newly developed and acquired communities. Net income available to common stockholders increased $105,059,000 or 67.5% to $260,781,000 in 2003. This increase is primarily attributable to gains on sales of communities due to increased disposition activity, including gains reflected in equity in income of unconsolidated entities, and the absence of impairment losses in 2003, partially offset by increases in interest and depreciation expense.

Net operating income ("NOI") is considered by management to be an important and appropriate supplemental measure to net income of the operating performance of our communities because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of any corporate-level or financing-related costs. NOI reflects the operating performance of a community, and allows for an easy comparison of the operating performance of individual assets or groups of assets. In addition, because prospective buyers of real estate have different financing and overhead structures, with varying marginal impacts to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or group of assets.

NOI is defined by us as total revenue less direct property operating expenses, including property taxes, and excludes:

- corporate-level property management and other indirect operating expenses;
- investments and investment management;
- interest income and expense;
- general and administrative expense;
- impairment losses;
- equity in income of unconsolidated entities;
- minority interest in consolidated partnerships;
- venture partner interest in profit-sharing;
- depreciation expense;
- gain on sale of real estate assets;
- cumulative effect of change in accounting principle; and
- income from discontinued operations.

NOI does not represent cash generated from operating activities in accordance with GAAP. Therefore, NOI should not be considered an alternative to net income as an indication of our performance. NOI should also not be considered an alternative to net cash flow from operating activities, as determined by GAAP, as a measure of liquidity, nor is NOI necessarily indicative of cash available to fund cash needs. A calculation of NOI for 2004, 2003 and 2002, along with a reconciliation to net income for each year, is provided in the preceding table.

The NOI increase of $35,313,000 in 2004 and decrease of $583,000 in 2003, as compared to the prior years, consist of changes in the following categories:

(dollars in thousands)	2004 Increase (Decrease)	2003 Increase (Decrease)[1]
Established Communities	$ (3,963)	$(27,335)
Other Stabilized Communities	16,818	9,145
Development and Redevelopment Communities	23,138	18,727
Non-allocated	(680)	(1,120)
Total	$35,313	$ (583)

(1) For purposes of this table, amounts have been restated from amounts previously reported for changes in discontinued operations as described in Note 7, "Discontinued Operations—Real Estate Assets Sold or Held for Sale," of our Consolidated Financial Statements.

The NOI decreases in Established Communities were largely due to the effects of the weakened economy in our markets during 2003 and the first half of 2004. The impact of historical job losses in many of our markets, in addition to strong single-family home sales, aggravated a weak demand environment, which caused market rental rates to decline. However, 2004 was a year of transition, where modest job growth and declining unemployment claims reflected the early stages of an economic recovery. Strengthening apartment fundamentals, along with strong on-site execution, resulted in year-over-year increases in NOI during the latter half of 2004, as evidenced in the diminishing decline in NOI in 2004 as compared to 2003. Based on economic forecasts that project an acceleration in job growth in our markets in 2005 as compared to the modest job growth experienced in 2004, we expect an improved demand/supply ratio in 2005. Our occupancy has reached stabilized levels, and we began to increase rental rates and reduce concessions in the latter half of 2004. In 2005, we expect the positive momentum from 2004 to continue, resulting in growth in revenue from our Established Communities of 2.0% to 4.0% in 2005 as compared to 2004. We aggressively manage operating expenses, which we expect to increase by 1.5% to 3.5% in 2005, resulting in NOI growth for our Established Community portfolio of 2.5% to 4.5% in 2005 as compared to 2004.

Rental and other income increased in both 2004 and 2003 due to rental income generated from newly developed and acquired communities, as well as increased occupancy for our Established Communities, partially offset by declines in effective rental rates for our Established Communities. We expect continued improvement in apartment fundamentals due largely to the job growth projected for 2005.

Overall Portfolio—The weighted average number of occupied apartment homes increased to 36,431 apartment homes for 2004 as compared to 32,629 apartment homes for 2003 and 30,437 in 2002. This change is primarily the result of increased homes available from newly developed and acquired communities and an increase in the overall occupancy rate, partially offset by communities sold in 2003 and 2004. The weighted average monthly revenue per occupied apartment home decreased to $1,479 in 2004 as compared to $1,508 in 2003 and $1,539 in 2002, primarily due to the poor demand/supply fundamentals in our markets that resulted in a high concessionary environment in certain of our markets.

Established Communities—Rental revenue decreased $1,496,000, or 0.3%, in 2004 and $20,424,000, or 4.3%, in 2003. These decreases are due to declining rental rates, partially offset by increased economic occupancy as compared to the prior years. For 2004, the weighted average monthly revenue per occupied apartment home decreased 1.8% to $1,418 compared to $1,444 in 2003, partially due to the impact of increased concessions granted throughout 2003 and into 2004. The average economic occupancy increased from 93.8% in 2003 to 95.3% in 2004. Economic occupancy takes into account the fact that apartment homes of different sizes and locations within a community have different economic impacts on a community's gross revenue. Economic occupancy is defined as gross potential revenue less vacancy loss, as a percentage of gross potential revenue. Gross potential revenue is determined by valuing occupied homes at leased rates and vacant homes at market rents. We expect rental revenue from Established Communities to increase 2.0% to 4.0% in 2005 as compared to 2004.

Although rental revenue from the Established Community portfolio as a whole was relatively flat in 2004 as compared to 2003, we had increases in Established Communities' rental revenue in four of our six regions. The largest increase was in the Mid-Atlantic with an increase in rental revenue of 2.4% between years, reflecting an increase in both economic occupancy and average rental rates. In addition, in Southern California, we were able to increase average rental rates by 1.5%, while also increasing economic occupancy by 0.4%, resulting in an increase in rental revenue of 1.9% between years. The Midwest and Pacific Northwest experienced increases in rental revenue of 2.2% and 1.4%, respectively, during 2004 as compared to 2003, reflecting increased economic occupancy partially offset by declining average rental rates.

However, our total rental revenue from Established Communities was impacted by the continued declines in average rental rates in certain Northern California and Northeast markets. Northern California, which accounted for approximately 31.1% of Established Community rental revenue during 2004, experienced a decline in rental revenue of 3.1% in 2004 as compared to 2003, partially related to the continued impact of job losses experienced in the technology sector in prior years. Although economic occupancy in Northern California increased to an average of 95.6% in 2004, average rental rates dropped 3.4% to $1,365 from $1,413 during 2003. However, we began to see signs of improvement in Northern California during the last three months of 2004, as average rental rates and economic occupancy both increased sequentially. Therefore, we expect year-over-year revenue growth in Northern California in 2005.

The Northeast region accounted for approximately 34.2% of Established Community rental revenue during 2004. Rental revenue remained relatively flat as compared to 2003, as the region entered the early stages of economic recovery from the job losses experienced in the financial services sector in prior years. Economic occupancy increased by 2.5% during 2004, while average rental rates dropped 2.5% to $1,800 from $1,847 in 2003. The Northeast region appears to be stabilizing, as reflected in year-over-year rental revenue growth during the latter half of 2004. Although we expect pressure on rental rates to continue in the Northeast region, we expect year-over-year revenue growth in the Northeast in 2005, but at a lesser pace than other regions.

In accordance with GAAP, cash concessions are amortized as an offset to rental revenue over the approximate lease term, which is generally one year. As a supplemental measure, we also present rental revenue with concessions stated on a cash basis to help investors evaluate the impact of both current and historical concessions on GAAP based rental revenue and to more readily enable comparisons to revenue as reported by other companies. Rental revenue with concessions stated on a cash basis also allows investors to understand historical trends in cash concessions, as well as current rental market conditions.

The following table reconciles total rental revenue in conformity with GAAP to total rental revenue adjusted to state concessions on a cash basis for our Established Communities for the years ended December 31, 2004 and 2003 (dollars in thousands). Information for the year ended December 31, 2002 is not presented, as Established Community classification is not applicable prior to January 1, 2003. See Note 9, "Segment Reporting," of our Consolidated Financial Statements.

	For the year ended	
	12-31-04	12-31-03
Rental revenue (GAAP basis)	$439,914	$441,410
Concessions amortized	16,260	12,506
Concessions granted	(16,418)	(14,567)
Rental revenue adjusted to state concessions on a cash basis	$439,756	$439,349
Year-over-year % change—GAAP revenue	(0.3%)	n/a
Year-over-year % change—cash concession based revenue	0.1%	n/a

Concessions granted per move-in for Established Communities averaged $974 during 2004, an increase of 15.5% from $843 in 2003. Concessions granted per move-in peaked at $1,109 during the three months ended June 30, 2004, before subsiding to $861 during the three months ended December 31, 2004. The decrease in recent months is expected to continue into 2005 as demand/supply fundamentals improve with job growth and we regain pricing power. However, because we amortize concessions over the lease term, the historically high concessions from 2004 will continue to lower reported operating results in 2005.

Management, development and other fees decreased in both 2004 and 2003 as compared to prior years due to a decrease in the number of communities that we manage. In addition, in 2002 we recognized $711,000 in construction management fees in connection with the redevelopment of a community owned by a limited liability company in which we have a membership interest. In 2005, we expect management, development and other fees to increase as we begin to earn asset and property management fees from the discretionary investment fund discussed elsewhere in this report.

Direct property operating expenses, excluding property taxes increased in both 2004 and 2003 due to the addition of recently developed and acquired apartment homes, coupled with increased expenses due to salary increases and leasing bonuses, as well as increased make-ready costs associated with increasing occupancy.

For Established Communities, direct property operating expenses, excluding property taxes, increased $2,131,000, or 2.2%, to $141,823,000 in 2004 due primarily to increased salaries and leasing bonuses, as well as increased make-ready costs associated with increasing occupancy as discussed above. During 2003, operating expenses increased $5,724,000, or 6.1%, due primarily to inclement weather, increased insurance costs and bad debt expenses. We expect expense growth in 2005 to be consistent with growth levels in 2004 with pressure on salaries and utilities, partially offset by moderation in bad debt expenses, marketing costs and insurance.

Property taxes increased in both 2004 and 2003 as compared to prior years due to overall higher assessments and the addition of newly developed and redeveloped apartment homes, partially offset by property tax refunds.

For Established Communities, property taxes increased in 2004 and 2003 by $333,000 and $1,470,000, respectively, as compared to the prior year, due to overall higher assessments throughout all regions, partially offset by successful tax appeals. We expect property taxes to increase in 2005 as local jurisdictions are expected to continue to seek additional revenue sources to offset budget deficits. We manage property tax increases internally, as well as engage third-party consultants, and appeal increases when appropriate.

Corporate-level property management and other indirect operating expenses increased in 2004 due to increased compensation costs. During 2003, corporate-level property management and other indirect operating expenses increased due to associate separation costs, as well as increased corporate-level marketing and customer service costs to respond to pressure on economic occupancy.

Investments and investment management reflects the costs incurred related to investment acquisitions, investment management and abandoned pursuit costs, which include the abandonment or impairment of development pursuits, acquisition pursuits and technology investments. Investments and investment management increased in 2004 as compared to 2003 due to costs incurred in forming a potential discretionary investment fund, increased compensation costs and increased abandoned pursuit costs. Investments and investment management decreased in 2003 as compared to 2002 due to decreases in abandoned pursuit costs. Abandoned pursuit costs were $1,726,000, $1,180,000 and $2,800,000 in 2004, 2003 and 2002, respectively. Abandoned pursuit costs can be volatile, and the activity experienced in any given year may not be experienced in future years. We expect investments and investment management costs to continue to increase in 2005 due to the costs associated with operating and managing the investment fund.

Interest expense decreased in 2004 as compared to 2003 primarily due to the repayment of unsecured debt and reissuance at lower interest rates, overall lower interest rates and lower average outstanding balances on our unsecured credit facility. Interest expense increased in 2003 as compared to 2002, primarily due to the issuance in late 2002 of unsecured notes and higher average outstanding balances on our unsecured credit facility, partially offset by the repayment of certain unsecured notes and overall lower interest rates on both short-term and long-term borrowings. We expect interest expense to increase in 2005 as interest rates rise and we increase our leverage from current levels.

Depreciation expense increased in both 2004 and 2003 primarily due to the completion of development and redevelopment activities, as well as the acquisition of new communities in 2002 and 2004.

General and administrative expense ("G&A") increased in 2004 as a result of higher compensation expense, increased litigation and settlement costs associated with certain community and corporate matters and additional corporate governance costs, including costs relating to compliance with Sarbanes-Oxley. G&A increased in 2003 as a result of construction litigation relating to a community that has completed development and increased directors and officers ("D&O") insurance, which was renewed in March 2003. We expect G&A to continue to increase in 2005 due to increased corporate governance (primarily Sarbanes-Oxley compliance) and compensation costs, but at a reduced pace as compared to 2004.

Impairment loss of $6,800,000 was recorded during 2002 related to two land parcels that were determined not likely to proceed to development and therefore were planned for disposition. No impairment losses were recorded in either 2004 or 2003.

Equity in income of unconsolidated entities decreased in 2004 and increased in 2003 primarily due to our share of the gain received on a community sold in 2003 which was accounted for under the equity method in which we held a 50% interest.

Interest income decreased in 2004 and 2003 as compared to prior years due to lower average cash balances invested and lower interest rates. In addition, effective January 1, 2004, we consolidated an entity from which we held a participating mortgage note due to the implementation of FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51," as revised in December 2003. Therefore, interest income that we recognized in 2003 and 2002 is not reflected in 2004 as such amounts were eliminated in consolidation. (See Note 1, "Organization and Significant Accounting Policies," of the Consolidated Financial Statements). On October 15, 2004, we received payment in full of the outstanding mortgage note due from this entity. The mortgage note was repaid prior to its scheduled maturity, and therefore the total proceeds of $33,994,000 included an early prepayment premium of approximately $1,240,000 (net of related legal costs) along with the unpaid principal balance and accrued interest. Upon repayment of the mortgage note, our economic interest in this entity ended, and therefore this entity was no longer considered a variable interest entity under FIN 46 and we discontinued consolidation.

Venture partner interest in profit-sharing represents the income allocated to our venture partner in a profit-sharing arrangement as discussed in Note 6, "Investments in Unconsolidated Entities," of our Consolidated Financial Statements. Fluctuations as compared to prior years are due to changes in the net income of the underlying real estate. Effective December 31, 2004, we no longer account for our interest in this venture as a profit-sharing arrangement.

Minority interest in consolidated partnerships decreased in 2004 due to the consolidation of an entity under FIN 46, as discussed above. We do not hold an equity interest in this entity, and therefore 100% of the entity's net income or loss is recognized as minority interest in consolidated partnerships.

Income from discontinued operations represents the net income generated by communities sold during the period from January 1, 2002 through December 31, 2004. The decreases in 2004 and 2003 are due to the timing of the sale of five communities in 2004 and eleven communities in 2003.

Gain on sale of communities decreased in 2004 and increased in 2003 due to the volume of disposition activity in each year. The amount of gains realized depends on many factors, including the number of communities sold, the size and carrying value of those communities and the market conditions in the local area. We expect to continue to sell communities based on overall portfolio allocation needs as well as to respond to opportunities in the market to maximize risk adjusted returns.

Cumulative effect of change in accounting principle in 2004 is a result of the implementation of FIN 46, discussed above, and represents the difference between the net assets consolidated under FIN 46 and the previously recorded net assets.

Dividends attributable to preferred stock decreased during 2004 and 2003 primarily as a result of several preferred stock redemptions during 2003 and 2002.

Funds from Operations ("FFO") is considered an appropriate supplemental measure of our operating and financial performance because, by excluding gains or losses related to dispositions of previously depreciated property and excluding real estate depreciation, which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates, FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. We believe that in order to understand our operating results, FFO should be examined with net income as presented in our Consolidated Financial Statements. For a more detailed discussion and presentation of FFO, see "Selected Financial Data," included elsewhere in this report.

Liquidity and Capital Resources

Factors affecting our liquidity and capital resources are our cash flows from operations, financing activities and investing activities. Operating cash flow has historically been determined by: (i) the number of apartment homes currently owned, (ii) rental rates, (iii) occupancy levels and (iv) operating expenses with respect to apartment homes. The timing, source and amount of cash flow provided by financing activities and used in investing activities are sensitive to the capital markets environment, particularly to changes in interest rates. The timing and type of capital markets activity in which we engage, as well as our plans for development, redevelopment, acquisition and disposition activity, are affected by changes in the capital markets environment, such as changes in interest rates or the availability of cost-effective capital.

We regularly review our liquidity needs, the adequacy of cash flow from operations, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

- normal recurring operating expenses;
- debt service and maturity payments;
- preferred stock dividends and DownREIT partnership unit distributions;
- the minimum dividend payments required to maintain our REIT qualification under the Internal Revenue Code of 1986;
- development and redevelopment activity in which we are currently engaged; and
- opportunities for the acquisition of improved property.

We anticipate that we can fully satisfy these needs from a combination of cash flow provided by operating activities, proceeds from asset dispositions and borrowing capacity under our variable rate unsecured credit facility.

Cash and cash equivalents totaled $1,582,000 at December 31, 2004, a decrease of $5,476,000 from $7,058,000 on December 31, 2003. The following discussion relates to changes in cash due to operating, investing and financing activities, which are presented in our Consolidated Statements of Cash Flows included elsewhere in this report.

Operating Activities—Net cash provided by operating activities increased to $275,678,000 in 2004 from $239,677,000 in 2003, primarily due to additional NOI from recently acquired and developed communities, partially offset by the loss of NOI from the 16 communities sold in 2004 and 2003, as discussed earlier in this report.

Investing Activities—Net cash used in investing activities of $251,683,000 in 2004 related to investments in assets through development, redevelopment and acquisition of apartment communities, partially offset by proceeds from asset dispositions and the receipt of payment on a participating mortgage note. During 2004, we invested $498,020,000 in the purchase and development of real estate and capital expenditures:

- We began the development of six new communities. These communities, if developed as expected, will contain a total of 1,310 apartment homes, and the total capitalized cost, including land acquisition costs, is projected to be approximately $241,100,000. We completed the development of seven communities containing a total of 2,135 apartment homes for a total capitalized cost, including land acquisition cost, of $363,700,000.
- We began the redevelopment of three communities, two of which were acquired prior to 1999, and one of which was acquired in 2004 (as discussed below) with the intent of being owned by a discretionary investment fund. These communities contain 649 apartment homes and, if redeveloped as expected, will be completed for a total capitalized cost of $69,300,000, of which $55,100,000 was incurred prior to redevelopment. We completed the redevelopment of one community containing 308 apartment homes for a total capitalized cost of $44,000,000, of which $35,700,000 was incurred prior to redevelopment.
- We acquired five communities containing a total of 1,165 apartment homes for an aggregate purchase price of $134,216,000, which included the assumption of $8,155,000 of fixed rate mortgage debt. Four of these communities were acquired with the intent of being owned by a discretionary investment fund.

- We acquired ten parcels of land, including three parcels of improved land, in connection with Development Rights, for an aggregate purchase price of $122,775,000.
- We had capital expenditures relating to current communities' real estate assets of $12,984,000 and non-real estate capital expenditures of $860,000.

Financing Activities—Net cash used in financing activities totaled $29,471,000 in 2004, consisting primarily of dividends paid and certain debt repayments, partially offset by a decrease in borrowings under our unsecured credit facility, issuance of mortgage notes payable, issuance of common stock for option exercises and issuance of unsecured notes. See Note 3, "Notes Payable, Unsecured Notes and Credit Facility," and Note 4, "Stockholders' Equity," of our Consolidated Financial Statements, for additional information.

Variable Rate Unsecured Credit Facility We have a $500,000,000 revolving variable rate unsecured credit facility with JPMorgan Chase Bank and Wachovia Bank, N.A. serving as banks and syndication agents for a syndicate of commercial banks. Under the terms of the credit facility, if we elect to increase the facility by up to an additional $150,000,000, and one or more banks (from the syndicate or otherwise) voluntarily agree to provide the additional commitment, then we will be able to increase the facility up to $650,000,000, and no member of the syndicate of banks can prohibit such increase; such an increase in the facility will only be effective to the extent banks (from the syndicate or otherwise) choose to commit to lend additional funds. We pay participating banks, in the aggregate, an annual facility fee of approximately $750,000 in quarterly installments. The unsecured credit facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), rating levels achieved on our unsecured notes and on a maturity schedule selected by us. The current stated pricing is LIBOR plus 0.55% per annum (3.02% on February 28, 2005). The spread over LIBOR can vary from LIBOR plus 0.50% to LIBOR plus 1.15% based upon the rating of our long-term unsecured debt. In addition, a competitive bid option is available for borrowings of up to $250,000,000. This option allows banks that are part of the lender consortium to bid to provide us loans at a rate that is lower than the stated pricing provided by the unsecured credit facility. The competitive bid option may result in lower pricing if market conditions allow. We had $100,000,000 outstanding under this competitive bid option at February 28, 2005 priced at LIBOR plus 0.29%, or 2.78%. We are subject to (i) certain customary covenants under the unsecured credit facility, including, but not limited to, maintaining certain maximum leverage ratios, a minimum fixed charges coverage ratio and minimum unencumbered assets and equity levels, and (ii) prohibitions on paying dividends in amounts that exceed 95% of our FFO, except as may be required to maintain our REIT status. The credit facility matures in May 2008, assuming our exercise of a one-year renewal option. At February 28, 2005, $291,500,000 was outstanding, $27,251,000 was used to provide letters of credit and $181,249,000 was available for borrowing under the unsecured credit facility.

Future Financing and Capital Needs—Debt Maturities One of our principal long-term liquidity needs is the repayment of medium and long-term debt at the time that such debt matures. For unsecured notes, we anticipate that no significant portion of the principal of these notes will be repaid prior to maturity. If we do not have funds on hand sufficient to repay our indebtedness as it becomes due, it will be necessary for us to refinance the debt. This refinancing may be accomplished by uncollateralized private or public debt offerings, additional debt financing that is collateralized by mortgages on individual communities or groups of communities, draws on our unsecured credit facility or by additional equity offerings. Although we believe we will have the capacity to meet our long-term liquidity needs, we cannot assure you that additional debt financing or debt or equity offerings will be available or, if available, that they will be on terms we consider satisfactory.

The following debt activity occurred during 2004:

- We repaid $125,000,000 in previously issued unsecured notes, along with any unpaid interest, pursuant to their scheduled maturity, and no prepayment penalties were incurred. In addition, we issued $150,000,000 in unsecured notes under our existing shelf registration statement at an annual interest rate of 5.375%. Interest on these notes is payable semi-annually on April 15 and October 15, and they mature in April 2014;
- We repaid $24,251,000 in fixed rate mortgage debt, secured by two current communities, repaid $10,400,000 in variable rate, tax-exempt debt related to the sale of a community and transferred $28,335,000 in variable rate, tax-exempt debt related to the sale of two communities to the respective purchasers;

- We issued $82,800,000 in variable rate, conventional debt on three communities, and purchased interest rate protection agreements that serve to effectively limit the level to which interest rates can rise on this debt to a weighted average of 8.5%;
- We obtained a $50,000,000 secured construction loan for the construction of a development community that will be owned and operated in a joint venture entity upon completion. Outstanding draws ($6,278,000 at December 31, 2004) will bear interest at a variable rate and will come due in March 2008, assuming the exercise of two one-year extension options;
- We issued $16,765,000 in variable rate, conventional debt on one community;
- We assumed $8,155,000 in fixed rate, conventional mortgage debt in conjunction with the acquisition of a community;
- We assumed $20,141,000 in fixed rate debt in connection with the acquisition of three parcels of improved land related to three Development Rights;
- We replaced the credit enhancements, including interest rate swaps, on approximately $87,000,000 of our variable rate, tax-exempt debt when such credit enhancements expired, of which $9,580,000 was transferred upon the sale of a community to the respective purchaser. We put in place interest rate protection agreements that serve to effectively limit the level to which interest rates can rise on the remaining debt to a range of 6.7% to 9.0%; and
- We renegotiated the terms of a fixed rate, tax-exempt bond on one community in the amount of $9,780,000 to decrease the annual interest rate from 7.0% to 4.9%.

In January 2005, we repaid $150,000,000 in previously issued unsecured notes, along with any unpaid interest, pursuant to their scheduled maturity. No prepayment penalty was incurred. In addition, in March 2005, we issued $100,000,000 in unsecured notes under our existing shelf registration statement at an annual effective interest rate of 4.999%. Interest on these notes is payable semi-annually on March 15 and September 15, and they mature in March 2013.

We currently have an effective shelf registration statement on file with the Securities and Exchange Commission. The shelf registration statement originally provided $750,000,000 of debt and equity capacity, however, only $370,984,000 remains outstanding (after consideration of the March 2005 issuance discussed above). We cannot assure you that market conditions will permit us to issue debt or equity securities on cost-effective terms or that the registration statement will remain available and effective at all times.

Future Financing and Capital Needs—Portfolio and Other Activity As of December 31, 2004, we had ten new communities under construction, for which a total estimated cost of $145,012,000 remained to be invested. In addition, we had four communities under reconstruction, for which a total estimated cost of $15,710,000 remained to be invested. Substantially all of the capital expenditures necessary to complete the communities currently under construction and reconstruction, as well as development costs related to pursuing Development Rights, will be funded from:

- the remaining capacity under our current $500,000,000 unsecured credit facility;
- the net proceeds from sales of existing communities;
- retained operating cash;
- the issuance of debt or equity securities; and/or
- private equity funding.

Before planned reconstruction activity, including reconstruction activity related to a discretionary investment fund discussed below, or the construction of a Development Right begins, we intend to arrange adequate financing to complete these undertakings, although we cannot assure you that we will be able to obtain such financing. In the event that financing cannot be obtained, we may have to abandon Development Rights, write-off associated pre-development costs that were capitalized and/or forego reconstruction activity. In such instances, we will not realize the increased revenues and earnings that we expected from such Development Rights or reconstruction activity and significant losses could be incurred.

We have engaged in discussions with a limited number of institutional investors regarding the formation of a discretionary fund that would acquire and operate apartment communities. This fund would serve, for a period of three years from its initial closing date or until 80% of its committed capital is invested, as the exclusive vehicle through which we would acquire apartment communities, subject to certain exceptions. These exceptions include significant individual asset and portfolio acquisitions, properties acquired in tax-deferred transactions and acquisitions that are inadvisable or inappropriate for the fund, if any. The fund would not restrict our development activities, and would terminate after a term of eight years, subject to two one-year extensions. As of February 28, 2005, we have acquired four communities with the intent of being owned by the fund, but which are currently consolidated and included in our operating results. We are currently targeting acquisitions for the fund where value creation opportunities are present through one or more of the following: redevelopment activities, market cycle opportunities or improved property operations. We expect the fund to have equity commitments of up to $330,000,000 and the ability to employ leverage through debt financings up to 65% on a portfolio basis, which would enable the fund to invest up to $940,000,000. We would contribute 20% of the total equity up to $50,000,000. We expect closing on the equity funding during the first quarter of 2005. There can be no assurance as to when or if such a fund will be formed or, if formed, what its size, terms or investment performance will be.

We have also recently increased our use of joint ventures to hold individual real estate assets, pursuant to which certain developments will be held upon completion through partnership vehicles. We generally employ joint ventures primarily to mitigate asset concentration or market risk and secondarily as a source of liquidity. Each joint venture or partnership agreement has been and will continue to be individually negotiated, and our ability to operate and/or dispose of a community in our sole discretion may be limited to varying degrees depending on the terms of the joint venture or partnership agreement. However, we cannot assure you that we will continue to enter into joint ventures in the future, or that, if we do, we will achieve our objectives.

The following joint venture activity occurred during 2004:

- We entered into a joint venture agreement with an unrelated third-party for the development of Avalon Chrystie Place I. We hold a 20% equity interest in this joint venture entity (with a right to 50% of distributions after achievement of a threshold return), with the remaining 80% equity interest held by the third-party;
- We entered into an agreement with an unrelated third-party which provides that, after we complete construction of Avalon Del Rey, the community will be owned and operated by a joint venture between us and the third-party. Upon construction completion, the third-party venture partner will invest $49,000,000 and will be granted a 70% ownership interest in the venture, while we retain a 30% equity interest;
- We entered into an agreement to develop Avalon at Juanita Village through a wholly-owned taxable REIT subsidiary and, upon construction completion, contribute the community to a joint venture. Upon contribution of the community to the joint venture, we expect to be reimbursed for all costs incurred to develop the community. The third-party joint venture partner will receive a 100% equity interest in the joint venture and will manage the joint venture. We will receive a residual profits interest and will be engaged to manage the community for a property management fee; and
- We entered into a joint venture agreement with an unrelated third-party for the development of Avalon at Mission Bay North II, which is expected to begin construction in early 2005. We hold a 25% equity interest in this joint venture entity, with the remaining 75% equity interest held by the third-party.

In evaluating our allocation of capital within our markets, we often sell assets that do not meet our long-term investment criteria or when capital and real estate markets allow us to realize a portion of the value created over the past business cycle and redeploy the proceeds from those sales to develop and redevelop communities. In response to real estate and capital markets conditions, including strong institutional demand for product in our markets, we sold five communities in 2004, and anticipate selling additional communities when opportunities arise for harvesting value in 2005. However, we cannot assure you that assets can continue to be sold on terms that we consider satisfactory or that market conditions will continue to make the sale of assets an appealing strategy. Because the proceeds from the sale of communities may not be immediately redeployed into revenue generating assets, the immediate effect of a sale of a community for a gain is to increase net income, but reduce future total revenues, total expenses, NOI and FFO. As of February 28, 2005, we have two communities classified as held for sale under GAAP. We are actively pursuing the disposition of these communities and expect to close on these dispositions in 2005. However, we cannot assure you that these communities will be sold as planned.

Off Balance Sheet Arrangements

We own interests in unconsolidated real estate entities, with ownership interests up to 50%. Three of these unconsolidated real estate entities, Avalon Terrace, LLC, CVP I, LLC and AvalonBay Redevelopment, LLC, have debt outstanding as of December 31, 2004. Avalon Terrace, LLC has $22,500,000 of variable rate debt which matures in November 2005 and is payable by the unconsolidated real estate entity with operating cash flow from the underlying real estate. CVP I, LLC has a $117,000,000 construction loan which matures in February 2009, assuming exercise of two one-year renewal options, and is payable by the unconsolidated real estate entity. AvalonBay Redevelopment, LLC has $36,124,000 of variable rate debt which matures in April 2005 and is payable by the unconsolidated real estate entity with operating cash flow from the underlying real estate. We have not guaranteed the debt on Avalon Terrace, LLC or AvalonBay Redevelopment, LLC, nor do we have any obligation to fund this debt should the unconsolidated real estate entities be unable to do so. However, in connection with the general contractor services that we provide to CVP I, LLC, the entity that owns and is developing Avalon Chrystie Place I, we have provided a construction completion guarantee to the lender in order to fulfill their standard financing requirements related to the construction financing. Our obligations under this guarantee will terminate following construction completion once all of the lender's standard completion requirements have been satisfied. We currently expect this to occur in 2006. There are no lines of credit, side agreements, financial guarantees or any other derivative financial instruments related to or between us and our unconsolidated real estate entities. In evaluating our capital structure and overall leverage, management takes into consideration our proportionate share of this unconsolidated debt. For more information regarding the operations of our unconsolidated entities see Note 6, "Investments in Unconsolidated Real Estate Entities," of our Consolidated Financial Statements.

Contractual Obligations

We currently have contractual obligations consisting primarily of long-term debt obligations and lease obligations for certain land parcels and regional and administrative office space. Scheduled contractual obligations required for the next five years and thereafter are as follows as of December 31, 2004:

	Payments due by period				
(dollars in thousands)	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-Term Debt Obligations[1]	$2,442,843	$259,615	$433,035	$441,620	$1,308,573
Operating Lease Obligations	393,075	4,061	8,162	7,641	373,211
Total	$2,835,918	$263,676	$441,197	$449,261	$1,681,784

[1] Includes $102,000 outstanding under our variable rate unsecured credit facility as of December 31, 2004. The table of contractual obligations assumes repayment of this amount in 2005—See "Liquidity and Capital Resources."

Inflation and Deflation

Substantially all of our apartment leases are for a term of one year or less. In an inflationary environment, this may allow us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term and therefore expose us to the effect of a decline in market rents. In a deflationary rent environment, we may be exposed to declining rents more quickly under these shorter-term leases.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by our use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "project," "plan," "may," "shall," "will" and other similar expressions in this Annual Report, that predict or indicate future events and trends and that do not report historical matters. These statements include, among other things, statements regarding our intent, belief or expectations with respect to:

- our potential development, redevelopment, acquisition or disposition of communities;
- the timing and cost of completion of apartment communities under construction, reconstruction, development or redevelopment;
- the timing of lease-up, occupancy and stabilization of apartment communities;
- the pursuit of land on which we are considering future development;
- the anticipated operating performance of our communities;
- cost, yield and earnings estimates;
- our declaration or payment of distributions;
- our joint venture and discretionary fund activities;
- our policies regarding investments, indebtedness, acquisitions, dispositions, financings and other matters;
- our qualification as a REIT under the Internal Revenue Code;
- the real estate markets in Northern and Southern California and markets in selected states in the Mid-Atlantic, Northeast, Midwest and Pacific Northwest regions of the United States and in general;
- the availability of debt and equity financing;
- interest rates;
- general economic conditions; and
- trends affecting our financial condition or results of operations.

We cannot assure the future results or outcome of the matters described in these statements; rather, these statements merely reflect our current expectations of the approximate outcomes of the matters discussed. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, the following:

- we may fail to secure development opportunities due to an inability to reach agreements with third parties or to obtain desired zoning and other local approvals;
- we may abandon or defer development opportunities for a number of reasons, including changes in local market conditions which make development less desirable, increases in costs of development and increases in the cost of capital, resulting in losses;
- construction costs of a community may exceed our original estimates;
- we may not complete construction and lease-up of communities under development or redevelopment on schedule, resulting in increased interest costs and construction costs and a decrease in our expected rental revenues;
- occupancy rates and market rents may be adversely affected by competition and local economic and market conditions which are beyond our control;
- financing may not be available on favorable terms or at all, and our cash flow from operations and access to cost effective capital may be insufficient for the development of our pipeline which could limit our pursuit of opportunities;
- our cash flow may be insufficient to meet required payments of principal and interest, and we may be unable to refinance existing indebtedness or the terms of such refinancing may not be as favorable as the terms of existing indebtedness;
- we may be unsuccessful in closing, managing or investing in the discretionary investment fund; and
- we may be unsuccessful in managing changes in our portfolio composition.

These and other factors are discussed in our Annual Report on Form 10-K for 2004 and other reports and documents filed with the Securities and Exchange Commission. These forward-looking statements represent our estimates and assumptions only as of the date of this report. We do not undertake to update these forward-looking statements, and therefore they may not represent our estimates and assumptions after the date of this report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates. We monitor interest rate fluctuations as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. The effect of interest rate fluctuations historically has been small relative to other factors affecting operating results, such as rental rates and occupancy. The specific market risks and the potential impact on our operating results are described below.

Our operating results are affected by changes in interest rates as a result of borrowings under our variable rate unsecured credit facility as well as outstanding bonds with variable interest rates. We had $217,174,000 and $168,505,000 in variable rate debt outstanding as of December 31, 2004 and 2003, respectively. If interest rates on the variable rate debt had been 100 basis points higher throughout 2004 and 2003, our annual interest costs would have increased by approximately $3,682,000 and $2,665,000, respectively, based on balances outstanding during the applicable years.

We currently use interest rate protection agreements (consisting of interest rate swap and cap agreements) to reduce the impact of interest rate fluctuations on certain variable rate indebtedness. Under swap agreements:

- we agree to pay to a counterparty the interest that would have been incurred on a fixed principal amount at a fixed interest rate (generally, the interest rate on a particular treasury bond on the date the agreement is entered into, plus a fixed increment), and
- the counterparty agrees to pay to us the interest that would have been incurred on the same principal amount at an assumed floating interest rate tied to a particular market index.

As of December 31, 2004, the effect of swap agreements is to fix the interest rate on approximately $69,000,000 of our variable rate, tax-exempt debt. Furthermore, a swap agreement to fix the interest rate on approximately $22,500,000 of unconsolidated variable rate debt existed as of December 31, 2004. The interest rate protection provided by certain swap agreements on the consolidated variable rate, tax-exempt debt was not electively entered into by us but, rather, was a requirement of either the bond issuer or the credit enhancement provider related to certain of our tax-exempt bond financings. Because the counterparties providing the swap agreements are major financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group and the interest rates fixed by the swap agreements are significantly higher than current market rates for such agreements, we do not believe there is exposure at this time to a default by a counterparty provider. Had these swap agreements not been in place during 2004 and 2003, our annual interest costs would have been approximately $2,769,000 and $6,027,000 lower, respectively, based on balances outstanding and reported interest rates during the applicable years. However, if the variable interest rates on this debt had been 100 basis points higher throughout 2004 and 2003 and these swap agreements had not been in place, our annual interest costs would have been approximately $2,073,000 and $4,581,000 lower, respectively.

In addition, changes in interest rates affect the fair value of our fixed rate debt, which impacts the fair value of our aggregate indebtedness. Debt securities and notes payable (excluding our variable rate unsecured credit facility) with an aggregate carrying value of $2,340,843,000 at December 31, 2004 had an estimated aggregate fair value of $2,532,620,000 at December 31, 2004. Fixed rate debt represented $2,123,669,000 of the carrying value and $2,246,602,000 of the fair value at December 31, 2004. If interest rates had been 100 basis points higher as of December 31, 2004, the fair value of this fixed rate debt would have decreased by $101,157,000.

(Dollars in thousands, except per share data)	12-31-04	12-31-03
Assets		
Real estate:		
Land, including land held for development	$1,066,936	$ 901,404
Buildings and improvements	4,323,539	4,011,590
Furniture, fixtures and equipment	133,378	124,017
	5,523,853	5,037,011
Less accumulated depreciation	(819,319)	(670,392)
Net operating real estate	4,704,534	4,366,619
Construction in progress, including land	173,291	253,158
Real estate assets held for sale, net	—	116,612
Total real estate, net	4,877,825	4,736,389
Cash and cash equivalents	1,582	7,058
Cash in escrow	13,075	11,825
Resident security deposits	23,478	20,891
Investments in unconsolidated real estate entities	41,379	19,735
Deferred financing costs, net	21,859	17,362
Deferred development costs	37,007	31,334
Participating mortgage note	—	21,483
Prepaid expenses and other assets	52,076	43,505
Total assets	$5,068,281	$4,909,582
Liabilities and Stockholders' Equity		
Unsecured notes	$1,859,448	$1,835,284
Variable rate unsecured credit facility	102,000	51,100
Mortgage notes payable	480,843	412,698
Dividends payable	52,982	51,831
Payables for construction	23,005	26,967
Accrued expenses and other liabilities	71,019	84,962
Accrued interest payable	37,254	38,880
Resident security deposits	34,914	31,701
Liabilities related to real estate assets held for sale	—	40,073
Total liabilities	2,661,465	2,573,496
Minority interest of unitholders in consolidated partnerships	21,525	24,752
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; $25 liquidation preference; 50,000,000 shares authorized at both December 31, 2004 and 2003; 4,000,000 shares issued and outstanding at both December 31, 2004 and 2003	40	40
Common stock, $0.01 par value; 140,000,000 shares authorized at both December 31, 2004 and 2003; 72,582,076 and 70,937,526 shares issued and outstanding at December 31, 2004 and 2003, respectively	726	709
Additional paid-in capital	2,389,511	2,322,581
Deferred compensation	(8,659)	(5,808)
Dividends less than accumulated earnings	10,769	2,024
Accumulated other comprehensive loss	(7,096)	(8,212)
Total stockholders' equity	2,385,291	2,311,334
Total liabilities and stockholders' equity	$5,068,281	$4,909,582

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME

(Dollars in thousands, except per share data)	For the year ended 12-31-04	12-31-03	12-31-02
Revenue:			
Rental and other income	**$647,850**	$591,411	$568,352
Management, development and other fees	**604**	931	2,145
Total revenue	**648,454**	592,342	570,497
Expenses:			
Operating expenses, excluding property taxes	**189,223**	172,393	155,799
Property taxes	**62,665**	56,120	50,767
Interest expense	**131,314**	133,637	118,288
Depreciation expense	**160,815**	147,658	130,488
General and administrative expense	**18,074**	14,830	13,449
Impairment loss	**—**	—	6,800
Total expenses	**562,091**	524,638	475,591
Equity in income of unconsolidated entities	**1,100**	25,535	55
Interest income	**194**	3,440	3,978
Venture partner interest in profit-sharing	**(1,178)**	(1,688)	(857)
Minority interest in consolidated partnerships	**(150)**	(950)	(865)
Income from continuing operations before cumulative effect of change in accounting principle	**86,329**	94,041	97,217
Discontinued operations:			
Income from discontinued operations	**6,444**	16,494	27,508
Gain on sale of real estate assets	**122,425**	160,990	48,893
Total discontinued operations	**128,869**	177,484	76,401
Income before cumulative effect of change in accounting principle	**215,198**	271,525	173,618
Cumulative effect of change in accounting principle	**4,547**	—	—
Net income	**219,745**	271,525	173,618
Dividends attributable to preferred stock	**(8,700)**	(10,744)	(17,896)
Net income available to common stockholders	**$211,045**	$260,781	$155,722
Other comprehensive income (loss):			
Unrealized gain (loss) on cash flow hedges	**1,116**	4,428	(4,157)
Comprehensive income	**$212,161**	$265,209	$151,565
Earnings per common share—basic:			
Income from continuing operations (net of dividends attributable to preferred stock)	**$ 1.15**	$ 1.21	$ 1.15
Discontinued operations	**1.80**	2.59	1.11
Net income available to common stockholders	**$ 2.95**	$ 3.80	$ 2.26
Earnings per common share—diluted:			
Income from continuing operations (net of dividends attributable to preferred stock)	**$ 1.16**	$ 1.20	$ 1.13
Discontinued operations	**1.76**	2.53	1.10
Net income available to common stockholders	**$ 2.92**	$ 3.73	$ 2.23

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except share data)	Shares issued								
	Preferred stock	Common stock	Preferred stock	Common stock	Additional paid-in capital	Deferred compen-sation	Dividends less than (in excess of) accumulated earnings	Accumulated other com-prehensive loss	Stock-holders' equity
Balance at December 31, 2001	9,567,700	68,713,384	$96	$687	$2,340,779	$(7,489)	$(11,035)	$(8,483)	$2,314,555
Net income	—	—	—	—	—	—	173,618	—	173,618
Unrealized loss on cash flow hedges	—	—	—	—	—	—	—	(4,157)	(4,157)
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(209,996)	—	(209,996)
Issuance of common stock, net of withholdings	—	771,142	—	8	28,795	(4,463)	(508)	—	23,832
Repurchase of common stock, including repurchase costs	—	(1,281,600)	—	(13)	(38,281)	—	(11,467)	—	(49,761)
Issuance of preferred stock, net of issuance costs	592,000	—	6	—	14,387	—	—	—	14,393
Redemption of preferred stock	(2,892,000)	—	(29)	—	(72,012)	—	—	—	(72,041)
Amortization of deferred compensation	—	—	—	—	—	4,097	—	—	4,097
Balance at December 31, 2002	7,267,700	68,202,926	73	682	2,273,668	(7,855)	(59,388)	(12,640)	2,194,540
Net income	—	—	—	—	—	—	271,525	—	271,525
Unrealized gain on cash flow hedges	—	—	—	—	—	—	—	4,428	4,428
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(202,694)	—	(202,694)
Issuance of common stock, net of withholdings	—	3,833,600	—	38	162,674	(1,383)	(114)	—	161,215
Issuance of stock options	—	—	—	—	754	(754)	—	—	—
Repurchase of common stock, including repurchase costs	—	(1,099,000)	—	(11)	(32,841)	—	(7,025)	—	(39,877)
Issuance of preferred stock, net of issuance costs	3,336,611	—	33	—	81,704	—	—	—	81,737
Redemption of preferred stock	(6,604,311)	—	(66)	—	(163,378)	—	(280)	—	(163,724)
Amortization of deferred compensation	—	—	—	—	—	4,184	—	—	4,184
Balance at December 31, 2003	4,000,000	70,937,526	40	709	2,322,581	(5,808)	2,024	(8,212)	2,311,334
Net income	—	—	—	—	—	—	219,745	—	219,745
Unrealized gain on cash flow hedges	—	—	—	—	—	—	—	1,116	1,116
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(210,338)	—	(210,338)
Issuance of common stock, net of withholdings	—	1,644,550	—	17	64,849	(5,702)	(662)	—	58,502
Issuance of stock options	—	—	—	—	2,081	(2,081)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	4,932	—	—	4,932
Balance at December 31, 2004	**4,000,000**	**72,582,076**	**$40**	**$726**	**$2,389,511**	**$(8,659)**	**$ 10,769**	**$(7,096)**	**$2,385,291**

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	For the year ended 12-31-04	12-31-03	12-31-02
Cash flows from operating activities:			
Net income	**$ 219,745**	$ 271,525	$ 173,618
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation expense	**160,815**	147,658	130,488
Depreciation expense from discontinued operations	**1,852**	6,138	13,989
Amortization of deferred financing costs and debt premium/discount	**3,962**	3,850	3,913
Amortization of deferred compensation	**4,932**	4,184	4,097
Income allocated to minority interest in consolidated partnerships including discontinued operations	**187**	1,388	1,713
Income allocated to venture partner interest in profit-sharing	**1,178**	1,688	857
Gain on sale of real estate assets, net of impairment loss on planned dispositions	**(122,425)**	(160,990)	(42,093)
Gain on sale of joint venture community	**—**	(23,448)	—
Cumulative effect of change in accounting principle	**(4,547)**	—	—
Increase in cash in operating escrows	**(1,451)**	(557)	(134)
Decrease (increase) in resident security deposits, prepaid expenses and other assets	**(10,528)**	(7,025)	18,311
Increase (decrease) in accrued expenses, other liabilities and accrued interest payable	**21,958**	(4,734)	3,051
Net cash provided by operating activities	**275,678**	239,677	307,810
Cash flows from investing activities:			
Development/redevelopment of real estate assets including land acquisitions and deferred development costs	**(355,938)**	(357,520)	(426,830)
Acquisition of real estate assets	**(128,238)**	—	(106,300)
Capital expenditures—existing real estate assets	**(12,984)**	(11,593)	(10,930)
Capital expenditures—non-real estate assets	**(860)**	(274)	(1,142)
Proceeds from sale of communities and land, net of selling costs	**219,649**	403,118	78,454
Decrease in payables for construction	**(3,962)**	(331)	(9,353)
Decrease (increase) in cash in construction escrows	**201**	(1,040)	39,830
Repayment of participating mortgage note, including interest and prepayment premium	**34,846**	—	—
Decrease (increase) in investments in unconsolidated real estate entities	**(4,397)**	1,575	475
Net cash provided by (used in) investing activities	**(251,683)**	33,935	(435,796)
Cash flows from financing activities:			
Issuance of common stock	**54,031**	146,934	22,296
Repurchase of common stock	**—**	(39,877)	(49,761)
Issuance of preferred stock, net of related costs	**—**	81,737	14,393
Redemption of preferred stock and related costs	**—**	(163,724)	(72,041)
Dividends paid	**(209,095)**	(202,416)	(207,450)
Net borrowings under unsecured credit facility	**50,900**	22,130	28,970
Issuance of mortgage notes payable and draws on construction loan	**105,843**	38,829	—
Repayments of mortgage notes payable	**(40,270)**	(4,582)	(24,818)
Issuance (repayment) of unsecured notes, net	**25,000**	(150,000)	350,342
Payment of deferred financing costs	**(9,318)**	(1,477)	(4,026)
Redemption of units for cash by minority partners	**(1,691)**	(600)	(1,663)
Contributions from minority and profit-sharing partners	**—**	—	17,275
Distributions to DownREIT partnership unitholders	**(1,425)**	(2,152)	(2,477)
Distributions to joint venture and profit-sharing partners	**(3,446)**	(4,267)	(3,032)
Net cash provided by (used in) financing activities	**(29,471)**	(279,465)	68,008
Net decrease in cash and cash equivalents	**(5,476)**	(5,853)	(59,978)
Cash and cash equivalents, beginning of year	**7,058**	12,911	72,889
Cash and cash equivalents, end of year	**$ 1,582**	$ 7,058	$ 12,911
Cash paid during year for interest, net of amount capitalized	**$ 155,567**	$ 131,266	$ 108,903

See accompanying notes to Consolidated Financial Statements.

Supplemental disclosures of non-cash investing and financing activities (dollars in thousands):

During the year ended December 31, 2004:

- As described in Note 4, "Stockholders' Equity," 147,517 shares of common stock were issued in connection with stock grants, 78,509 shares were issued in connection with non-cash stock option exercises, 1,545 shares were issued through the Company's dividend reinvestment plan, 75,515 shares were withheld to satisfy employees' tax withholding and other liabilities and 3,012 shares were forfeited, for a net value of $6,138.
- 104,160 units of limited partnership, valued at $4,035, were presented for redemption to the DownREIT partnerships that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- The Company sold two communities with mortgage notes payable of $28,335 in the aggregate, that were assumed by the respective buyers as part of the total sales price.
- The Company assumed fixed rate debt of $8,155 in connection with the acquisition of a community and $20,141 in connection with the acquisition of three improved land parcels.
- The Company recorded a decrease to other liabilities and a corresponding gain to other comprehensive income of $1,116 to adjust the Company's Hedged Derivatives (as defined in Note 5, "Derivative Instruments and Hedging Activities") to their fair value.
- Common and preferred dividends declared but not paid totaled $52,982.

During the year ended December 31, 2003:

- 114,895 shares of common stock were issued in connection with stock grants, 37,124 shares were withheld to satisfy employees' tax withholding and other liabilities and 12,102 shares were forfeited, for a net value of $2,419.
- 328,731 units of limited partnership, valued at $13,245, were presented for redemption to the DownREIT partnerships that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- The Company sold two communities that were subject to mortgage notes payable of $39,665 in the aggregate, that were assumed by the buyers as part of the total sales price.
- $260 of deferred stock units were converted into 6,989 shares of common stock.
- The Company recorded a reduction to other liabilities and a corresponding gain to other comprehensive income of $4,428 to adjust the Company's Hedged Derivatives to their fair value.
- Common and preferred dividends declared but not paid totaled $51,831.

During the year ended December 31, 2002:

- 144,718 shares of common stock were issued in connection with stock grants, 34,876 shares were withheld to satisfy employees' tax withholding and other liabilities and 2,818 shares were forfeited, for a net value of $5,999.
- The Company issued 102,756 units of limited partnership in DownREIT partnerships valued at $5,000 in connection with the formation of a DownREIT partnership and the acquisition by that partnership of land.
- The Company assumed $33,900 in variable rate, tax-exempt debt related to the acquisition of one community.
- $140 of deferred stock units were converted into 3,410 shares of common stock.
- The Company recorded a liability and a corresponding charge to other comprehensive loss of $4,157 to adjust the Company's Hedged Derivatives to their fair value.
- Common and preferred dividends declared but not paid totaled $51,553.

(Dollars in thousands, except per share data)

1. Organization and Significant Accounting Policies

Organization AvalonBay Communities, Inc. (the "Company," which term, unless the context otherwise requires, refers to AvalonBay Communities, Inc. together with its subsidiaries) is a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. The Company focuses on the ownership and operation of apartment communities in high barrier-to-entry markets of the United States. These markets are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the country.

At December 31, 2004, the Company owned or held a direct or indirect ownership interest in 138 operating apartment communities containing 40,142 apartment homes in ten states and the District of Columbia, of which four communities containing 1,430 apartment homes were under reconstruction. In addition, the Company owned or held a direct or indirect ownership interest in ten communities under construction that are expected to contain an aggregate of 2,668 apartment homes when completed. The Company also owned a direct or indirect ownership interest in rights to develop an additional 49 communities that, if developed in the manner expected, will contain an estimated 13,491 apartment homes.

Principles of Consolidation The Company is the surviving corporation from the merger (the "Merger") of Bay Apartment Communities, Inc. ("Bay") and Avalon Properties, Inc. ("Avalon") on June 4, 1998, in which Avalon shareholders received 0.7683 of a share of common stock of the Company for each share owned of Avalon common stock. The Merger was accounted for under the purchase method of accounting, with the historical financial statements for Avalon presented prior to the Merger. At that time, Avalon ceased to legally exist, and Bay as the surviving legal entity adopted the historical financial statements of Avalon. Consequently, Bay's assets were recorded in the historical financial statements of Avalon at an amount equal to Bay's debt outstanding at that time plus the value of capital stock retained by the Bay stockholders, which approximates fair value. In connection with the Merger, the Company changed its name from Bay Apartment Communities, Inc. to AvalonBay Communities, Inc.

The Company assesses consolidation of variable interest entities under the guidance of FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," as revised in December 2003. The Company accounts for joint venture partnerships and subsidiary partnerships structured as DownREITs that are not variable interest entities in accordance with Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures." Under SOP 78-9, the Company consolidates joint venture and DownREIT partnerships when the Company controls the major operating and financial policies of the partnership through majority ownership or in its capacity as general partner. The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned partnerships, certain joint venture partnerships, subsidiary partnerships structured as DownREITs and any variable interest entities consolidated under FIN 46. All significant intercompany balances and transactions have been eliminated in consolidation.

In each of the partnerships structured as DownREITs, either the Company or one of the Company's wholly-owned subsidiaries is the general partner, and there are one or more limited partners whose interest in the partnership is represented by units of limited partnership interest. For each DownREIT partnership, limited partners are entitled to receive an initial distribution before any distribution is made to the general partner. Although the partnership agreements for each of the DownREITs are different, generally the distributions per unit paid to the holders of units of limited partnership interests have approximated the Company's current common stock dividend per share. Each DownREIT partnership has been structured so that it is unlikely the limited partners will be entitled to a distribution greater than the initial distribution provided for in the partnership agreement. The holders of units of limited partnership interest have the right to present all or some of their units for redemption for a cash amount as determined by the applicable partnership agreement and based on the fair value of the Company's common stock. In lieu of a cash redemption, the Company may elect to acquire such units for an equal number of shares of the Company's common stock.

The Company accounts for investments in unconsolidated entities that are not variable interest entities in accordance with SOP 78-9 and Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." The Company uses the equity method to account for investments in which it owns greater than 20% of the equity value or has significant and disproportionate influence over that entity. Investments in which the Company owns 20% or less of the equity value and does not have significant and disproportionate influence are accounted for using the cost method. If there is an event or change in circumstance that indicates a loss in the value of an investment, the Company's policy is to record the loss and reduce the value of the investment to its fair value. A loss in value would be indicated if the Company could not recover the carrying value of the investment or if the investee could not sustain an earnings capacity that would justify the carrying amount of the investment. During the year ended December 31, 2004, the Company recorded an impairment loss of $1,002 related to a technology investment. The Company did not recognize an impairment loss on any of its investments in unconsolidated entities during the years ended December 31, 2003 or 2002.

Revenue Recognition Rental income related to leases is recognized on an accrual basis when due from residents in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" and Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease, which is generally one year.

Real Estate Significant expenditures which improve or extend the life of an asset are capitalized. The operating real estate assets are stated at cost and consist of land, buildings and improvements, furniture, fixtures and equipment, and other costs incurred during their development, redevelopment and acquisition. Expenditures for maintenance and repairs are charged to operations as incurred.

The Company's policy with respect to capital expenditures is generally to capitalize only non-recurring expenditures. Improvements and upgrades are capitalized only if the item exceeds $15, extends the useful life of the asset and is not related to making an apartment home ready for the next resident. Purchases of personal property, such as computers and furniture, are capitalized only if the item is a new addition and exceeds $2.5. The Company generally expenses purchases of personal property made for replacement purposes.

The capitalization of costs during the development of assets (including interest and related loan fees, property taxes and other direct and indirect costs) begins when active development commences and ends when the asset, or a portion of an asset, is delivered and is ready for its intended use, which is generally indicated by the issuance of a certificate of occupancy. Cost capitalization during redevelopment of apartment homes (including interest and related loan fees, property taxes and other direct and indirect costs) begins when an apartment home is taken out-of-service for redevelopment and ends when the apartment home redevelopment is completed and the apartment home is available for a new resident. Rental income and operating costs incurred during the initial lease-up or post-redevelopment lease-up period are fully recognized as they accrue.

In accordance with SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," the Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the Company currently believes future development is probable ("Development Rights"). Future development of these Development Rights is dependent upon various factors, including zoning and regulatory approval, rental market conditions, construction costs and availability of capital. Pre-development costs incurred in the pursuit of Development Rights for which future development is not yet considered probable are expensed as incurred. In addition, if the status of a Development Right changes, deeming future development no longer probable, any capitalized pre-development costs are written-off with a charge to expense. The Company expensed costs related to abandoned pursuits, which includes the abandonment or impairment of Development Rights, acquisition pursuits and technology investments, in the amounts of $1,726, $1,180 and $2,800 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company owns three parcels of land improved with office buildings and industrial space occupied by unrelated third-parties in connection with three Development Rights. The Company intends to manage the current improvements until such time as all tenant obligations have been satisfied or eliminated through negotiation, and construction of new apartment communities is ready to begin. As provided under the guidance of SFAS No. 67, the revenue from incidental operations received from the current improvements in excess of any incremental costs are being recorded as a reduction of total capitalized costs of the Development Right and not as part of net income.

In connection with the acquisition of an operating community, the Company performs a valuation and allocation to each asset and liability acquired in such transaction, based on their estimated fair values at the date of acquisition in accordance with SFAS No. 141, "Business Combinations." The purchase price allocations to tangible assets, such as land, buildings and improvements, and furniture, fixtures and equipment, are reflected in real estate assets and depreciated over their estimated useful lives. Any purchase price allocation to intangible assets, such as in-place leases, is included in prepaid expenses and other assets and amortized over the average remaining lease term of the acquired leases. The fair value of acquired in-place leases is determined based on the estimated cost to replace such leases, including foregone rents during an assumed re-lease period, as well as the impact on projected cash flow of acquired leases with leased rents above or below current market rents.

Depreciation is calculated on buildings and improvements using the straight-line method over their estimated useful lives, which range from seven to thirty years. Furniture, fixtures and equipment are generally depreciated using the straight-line method over their estimated useful lives, which range from three years (primarily computer-related equipment) to seven years.

If there is an event or change in circumstance that indicates an impairment in the value of an operating community, the Company's policy is to assess any impairment in value by making a comparison of the current and projected operating cash flow of the community over its remaining useful life, on an undiscounted basis, to the carrying amount of the community. If the carrying amount is in excess of the estimated projected operating cash flow of the community, the Company would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value. The Company has not recognized an impairment loss on any of its operating communities during the years ended December 31, 2004, 2003 or 2002. However, the Company recognized an impairment loss in 2002 related to two land parcels. See Note 14, "Subsequent Events."

Income Taxes The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, for the year ended December 31, 1994 and has not revoked such election. A corporate REIT is a legal entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. Management believes that all such conditions for the avoidance of income taxes have been met for the periods presented. Accordingly, no provision for federal and state income taxes has been made. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

The following reconciles net income available to common stockholders to taxable net income for the years ended December 31, 2004, 2003 and 2002:

	2004 Estimate	2003 Actual	2002 Actual
Net income available to common stockholders	$211,045	$260,781	$155,722
Dividends attributable to preferred stock, not deductible for tax	8,700	10,744	17,896
GAAP gain on sale of communities less than (in excess of) tax gain	8,093	(3,795)	5,164
Depreciation/Amortization timing differences on real estate	(12,118)	(5,574)	(4,461)
Tax compensation expense in excess of GAAP	(19,758)	(4,254)	(8,568)
Other adjustments	(8,823)	(9,190)	916
Taxable net income	$187,139	$248,712	$166,669

The following summarizes the tax components of the Company's common and preferred dividends declared for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Ordinary income	39%	11%	74%
20% capital gain	—	15%	23%
15% capital gain	51%	56%	—
Unrecaptured §1250 gain	10%	18%	3%

Deferred Financing Costs Deferred financing costs include fees and costs incurred to obtain debt financing and are amortized on a straight-line basis, which approximates the effective interest method, over the shorter of the term of the loan or the related credit enhancement facility, if applicable. Unamortized financing costs are written-off when debt is retired before the maturity date. Accumulated amortization of deferred financing costs was $23,232 at December 31, 2004 and $19,266 at December 31, 2003.

Cash, Cash Equivalents and Cash in Escrow Cash and cash equivalents include all cash and liquid investments with an original maturity of three months or less from the date acquired. The majority of the Company's cash, cash equivalents and cash in escrows is held at major commercial banks.

Interest Rate Contracts The Company utilizes derivative financial instruments to manage interest rate risk and has designated these financial instruments as hedges under the guidance of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Instruments and Certain Hedging Activities, an Amendment of Statement No. 133." For fair value hedge transactions, changes in the fair value of the derivative instrument and changes in the fair value of the hedged item due to the risk being hedged are recognized in current period earnings. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. For cash flow hedges where the changes in the fair value of the derivative exceed the change in fair value of the hedged item, the ineffective portion is recognized in current period earnings. Derivatives which are not part of a hedge relationship are recorded at fair value through earnings. As of December 31, 2004, the Company had approximately $236,000 in variable rate debt subject to cash flow hedges. See Note 5, "Derivative Instruments and Hedging Activities."

Comprehensive Income Comprehensive income, as reflected on the Consolidated Statements of Operations and Other Comprehensive Income, is defined as all changes in equity during each period except for those resulting from investments by or distributions to shareholders. Accumulated other comprehensive loss as reflected on the Consolidated Statements of Stockholders' Equity reflects the changes in the fair value of effective cash flow hedges.

Earnings per Common Share In accordance with the provisions of SFAS No. 128, "Earnings per Share," basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company's earnings per common share are determined as follows:

	For the year ended		
	12-31-04	12-31-03	12-31-02
Basic and diluted shares outstanding			
Weighted average common shares—basic	71,564,202	68,559,657	68,772,139
Weighted average DownREIT units outstanding	573,529	893,279	988,747
Effect of dilutive securities	1,217,225	750,531	913,325
Weighted average common shares—diluted	73,354,956	70,203,467	70,674,211
Calculation of Earnings per Share—basic			
Net income available to common stockholders	$ 211,045	$ 260,781	$ 155,722
Weighted average common shares—basic	71,564,202	68,559,657	68,772,139
Earnings per common share—basic	$ 2.95	$ 3.80	$ 2.26
Calculation of Earnings per Share—diluted			
Net income available to common stockholders	$ 211,045	$ 260,781	$ 155,722
Add: Minority interest of DownREIT unitholders in consolidated partnerships, including discontinued operations	3,048	1,263	1,601
Adjusted net income available to common stockholders	$ 214,093	$ 262,044	$ 157,323
Weighted average common shares—diluted	73,354,956	70,203,467	70,674,211
Earnings per common share—diluted	$ 2.92	$ 3.73	$ 2.23

Certain options to purchase shares of common stock in the amounts of 6,000, 1,348,738 and 1,410,397 were outstanding during the years ended December 31, 2004, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares for the period and therefore, are anti-dilutive.

Stock-Based Compensation Prior to 2003, the Company applied the intrinsic value method as provided in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its employee stock options. No stock-based employee compensation cost related to employee stock options is reflected in net income for the year ended December 31, 2002, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. Awards under the Company's stock option plans vest over periods ranging from one to three years. Therefore, the cost related to stock-based employee compensation for employee stock options included in the determination of net income for the years ended December 31, 2004 and 2003, is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123.

The following table illustrates the effect on net income available to common stockholders and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period based on the fair market value as determined on the date of grant:

		For the year ended	
	12-31-04	12-31-03	12-31-02
Net income available to common stockholders, as reported	$211,045	$260,781	$155,722
Add: Actual compensation expense recorded under fair value based method, net of related tax effects	867	246	—
Deduct: Total compensation expense determined under fair value based method, net of related tax effects	(1,834)	(2,335)	(2,904)
Pro forma net income available to common stockholders	$210,078	$258,692	$152,818
Earnings per share:			
Basic—as reported	$ 2.95	$ 3.80	$ 2.26
Basic—pro forma	$ 2.94	$ 3.77	$ 2.22
Diluted—as reported	$ 2.92	$ 3.73	$ 2.23
Diluted—pro forma	$ 2.91	$ 3.70	$ 2.18

Insured Loss During 2000, a fire occurred at one of the Company's development communities, which was under construction and unoccupied at the time. The Company had property damage and insurance for lost rental income which covered this event. Insurance proceeds totaling $30,300 were received, of which $22,000 was disbursed to rebuild the community for property damage. Insurance proceeds for lost rental income of $5,800 are included in rental and other income in the accompanying Consolidated Statements of Operations and Other Comprehensive Income for the year ended December 31, 2002.

Variable Interest Entities under FIN 46 The Company adopted the final provisions of FIN 46 as of January 1, 2004, which resulted in the consolidation of one entity during 2004 from which the Company held a participating mortgage note, as discussed in Note 12, "Related Party Arrangements." The consolidation of this entity resulted in an increase to net real estate assets of approximately $33,000 and the elimination of the previously recorded mortgage note and accrued interest of approximately $27,300. In addition, the Company recognized a cumulative effect of change in accounting principle during the year ended December 31, 2004 in the amount of $4,547, which increased earnings per common share—diluted by $0.06. The Company did not hold an equity interest in this entity, and therefore 100% of the entity's net income or loss was recognized by the Company as minority interest in consolidated partnerships on the Consolidated Statements of Operations and Other Comprehensive Income. In October 2004, the Company received payment in full of the outstanding mortgage note. Upon note repayment, the Company did not continue to hold a variable interest in this entity and therefore the Company discontinued consolidating the entity under the provisions of FIN 46.

Discontinued Operations On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that the assets and liabilities and the results of operations of any communities which have been sold since January 1, 2002, or otherwise qualify as held for sale, be presented as discontinued operations in the Company's Consolidated Financial Statements in both current and prior years presented. The community specific components of net income that are presented as discontinued operations include net operating income, depreciation expense, minority interest expense and interest expense. In addition, the net gain or loss (including any impairment loss) on the eventual disposal of communities held for sale will be presented as discontinued operations when recognized. A change in presentation for discontinued operations will not have any impact on the Company's financial condition or results of operations. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value less the cost to sell, and are presented separately in the accompanying Consolidated Balance Sheets. Subsequent to classification of a community as held for sale, no further depreciation is recorded.

Recently Issued Accounting Standards In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share Based Payment," a revision of SFAS No. 123, which is similar in concept to SFAS No. 123, but requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative. This revision is effective in the first interim or annual reporting period beginning after June 15, 2005. As the Company has already adopted the fair value provisions of SFAS No. 123, this revision is not expected to have a material impact on the Company's financial condition or results of operations.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications Certain reclassifications have been made to amounts in prior years' financial statements to conform with current year presentations.

2. Interest Capitalized

Capitalized interest associated with communities under development or redevelopment totaled $20,566, $24,709 and $29,937 for the years ended December 31, 2004, 2003 and 2002, respectively.

3. Notes Payable, Unsecured Notes and Credit Facility

The Company's mortgage notes payable, unsecured notes and variable rate unsecured credit facility as of December 31, 2004 and 2003 are summarized as follows:

	12-31-04	12-31-03
Fixed rate unsecured notes[1]	$1,859,448	$1,835,284
Fixed rate mortgage notes payable—conventional and tax-exempt	263,669	334,028
Variable rate mortgage notes payable—conventional and tax-exempt[2]	210,896	80,879
Total notes payable and unsecured notes	2,334,013	2,250,191
Variable rate secured short-term debt	6,278	36,526
Variable rate unsecured credit facility	102,000	51,100
Total mortgage notes payable, unsecured notes and unsecured credit facility	$2,442,291	$2,337,817

[1] Balances at December 31, 2004 and 2003 include $552 of debt discount and $284 of debt premium, respectively, from issuance of unsecured notes.

[2] Balance at December 31, 2003 includes $38,735 related to real estate assets sold in 2004.

The following debt activity occurred during the year ended December 31, 2004:

- The Company repaid $125,000 in previously issued unsecured notes, along with any unpaid interest, pursuant to their scheduled maturity, and no prepayment penalties were incurred. In addition, the Company issued $150,000 in unsecured notes under its existing shelf registration statement at an annual interest rate of 5.375%. Interest on these notes is payable semi-annually on April 15 and October 15, and they mature in April 2014;
- The Company repaid $24,251 in fixed rate mortgage debt secured by two current communities, along with any unpaid interest, repaid $10,400 in variable rate, tax-exempt debt related to the sale of one community and transferred $28,335 in variable rate, tax-exempt debt related to the sale of two communities to the respective buyers;

- The Company issued $82,800 in variable rate, conventional debt on three communities, including interest rate protection agreements that serve to effectively limit the level to which interest rates can rise. This debt has a weighted average variable interest rate of 3.8% as of December 31, 2004, and the Hedged Derivatives limit the level to which interest rates can rise on this debt to a weighted average rate of 8.5%;
- The Company obtained a $50,000 secured construction loan for the construction of a development community that will be owned and operated in a joint venture entity upon completion (See Note 6, "Investments in Unconsolidated Real Estate Entities"). Outstanding draws will bear interest at a variable rate and will come due in March 2008, assuming the exercise of two one-year extension options. The Company has $6,278 outstanding under this construction loan as of December 31, 2004;
- The Company issued $16,765 in fixed rate, conventional mortgage debt on one community;
- The Company assumed $8,155 in fixed rate, conventional mortgage debt in conjunction with the acquisition of a community;
- The Company assumed $20,141 in fixed rate debt in connection with the acquisition of three parcels of improved land related to three Development Rights;
- The Company replaced the credit enhancements, including interest rate swaps, on approximately $87,000 of its variable rate, tax-exempt debt when such credit enhancements expired, of which $9,580 was transferred upon the sale of a community to the respective purchaser. The Company put in place interest rate protection agreements that serve to effectively limit the level to which interest rates can rise on the remaining debt to a range of 6.9% to 9.0%. This variable rate, tax-exempt debt floats at an average coupon interest rate of 2.5% as of December 31, 2004; and
- The Company renegotiated the terms of a fixed rate, tax-exempt bond on one community in the amount of $9,780 to decrease the annual interest rate from 7.0% to 4.9%.

In the aggregate, mortgage notes payable mature at various dates from April 2005 through April 2043 and are secured by certain apartment communities (with a net carrying value of $782,498 as of December 31, 2004). As of December 31, 2004, the Company has guaranteed approximately $109,000 of mortgage notes payable held by wholly-owned subsidiaries; all such mortgage notes payable are consolidated for financial reporting purposes. The weighted average interest rate of the Company's fixed rate mortgage notes payable (conventional and tax-exempt) was 6.7% at both December 31, 2004 and December 31, 2003. The weighted average interest rate of the Company's variable rate mortgage notes payable and its unsecured credit facility (as discussed on the following page), including the effect of certain financing related fees, was 3.9% at December 31, 2004 and 3.5% at December 31, 2003.

Scheduled payments and maturities of mortgage notes payable and unsecured notes outstanding at December 31, 2004 are as follows:

Year	Secured notes payments	Secured notes maturities	Unsecured notes maturities	Stated interest rate of unsecured notes
2005	$ 7,615	$ —	$ 100,000	6.625%
			50,000	6.500%
2006	8,114	—	150,000	6.800%
2007	8,643	6,278	110,000	6.875%
			150,000	5.000%
2008	9,192	4,356	50,000	6.625%
			150,000	8.250%
2009	8,421	69,651	150,000	7.500%
2010	6,751	28,989	200,000	7.500%
2011	6,756	23,969	300,000	6.625%
			50,000	6.625%
2012	6,422	12,096	250,000	6.125%
2013	6,571	—	—	—
2014	7,033	—	150,000	5.375%
Thereafter	155,122	104,864	—	—
	$230,640	$250,203	$1,860,000	

The Company's unsecured notes contain a number of financial and other covenants with which the Company must comply, including, but not limited to, limits on the aggregate amount of total and secured indebtedness the Company may have on a consolidated basis and limits on the Company's required debt service payments.

The Company has a $500,000 revolving variable rate unsecured credit facility with JPMorgan Chase Bank and Wachovia Bank, N.A. serving as banks and syndication agents for a syndicate of commercial banks. The Company had $102,000 outstanding under the facility and $26,580 in letters of credit on December 31, 2004 and $51,100 outstanding and $19,901 in letters of credit on December 31, 2003. Under the terms of the credit facility, if the Company elects to increase the facility by up to an additional $150,000, and one or more banks (from the syndicate or otherwise) voluntarily agree to provide the additional commitment, then the Company will be able to increase the facility up to $650,000, and no member of the syndicate of banks can prohibit such increase; such an increase in the facility will only be effective to the extent banks (from the syndicate or otherwise) choose to commit to lend additional funds. The Company pays participating banks, in the aggregate, an annual facility fee of approximately $750 in quarterly installments. The unsecured credit facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), rating levels achieved on the Company's unsecured notes and on a maturity schedule selected by the Company. The current stated pricing is LIBOR plus 0.55% per annum (2.95% on December 31, 2004). The spread over LIBOR can vary from LIBOR plus 0.50% to LIBOR plus 1.15% based upon the rating of the Company's long-term unsecured debt. In addition, the unsecured credit facility includes a competitive bid option, which allows banks that are part of the lender consortium to bid to make loans to the Company at a rate that is lower than the stated rate provided by the unsecured credit facility for up to $250,000. The competitive bid option may result in lower pricing if market conditions allow. The Company has $20,000 outstanding under this competitive bid option as of December 31, 2004 priced at LIBOR plus 0.29%, or 1.88%. The Company is subject to (i) certain customary covenants under the unsecured credit facility, including, but not limited to, maintaining certain maximum leverage ratios, a minimum fixed charges coverage ratio and minimum unencumbered assets and equity levels and (ii) prohibitions on paying dividends in amounts that exceed 95% of the Company's Funds from Operations, as defined therein, except as may be required to maintain the Company's REIT status. The credit facility matures in May 2008, assuming exercise of a one-year renewal option by the Company.

4. Stockholders' Equity

As of both December 31, 2004 and 2003, the Company had authorized for issuance 140,000,000 and 50,000,000 shares of common and preferred stock, respectively. As of December 31, 2004 the Company has the following series of redeemable preferred stock outstanding at a stated value of $100,000. This series has no stated maturity and is not subject to any sinking fund or mandatory redemptions.

Series	Shares outstanding December 31, 2004	Payable quarterly	Annual rate	Liquidation preference	Non-redeemable prior to
H	4,000,000	March, June, September, December	8.70%	$25.00	October 15, 2008

Dividends on the preferred stock are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each month as stated in the table above. The preferred stock is not redeemable prior to the date stated in the table above, but on or after the stated date, may be redeemed for cash at the option of the Company in whole or in part at a redemption price of $25.00 per share, plus all accrued and unpaid dividends, if any.

During the year ended December 31, 2004, the Company (i) issued 1,455,379 shares of common stock in connection with stock options exercised, (ii) issued 104,160 shares of common stock in exchange for the redemption of an equal number of DownREIT limited partnership units, (iii) issued 14,476 shares to employees under the Employee Stock Purchase Plan, (iv) issued 1,545 shares through the Company's dividend reinvestment plan, (v) issued 147,517 common shares in connection with stock grants to employees of which 80% are restricted, (vi) had forfeitures of 3,012 shares of restricted stock grants to employees and (vii) withheld 75,515 shares to satisfy employees' tax withholding and other liabilities.

Dividends per common share for each of the years ended December 31, 2004, 2003 and 2002 were $2.80 per share. In 2004, average dividends for all non-redeemed preferred shares during the year were $2.18 per share, and no preferred shares were redeemed. In 2003, average dividends for preferred shares redeemed during the year were $0.27 per share and average dividends for all non-redeemed preferred shares were $2.18 per share. In 2002, average dividends for preferred shares redeemed during the year were $0.92 per share and average dividends for all non-redeemed preferred shares were $2.10 per share.

In March 2004, the Company announced that it would resume its Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). The DRIP allows for holders of the Company's common stock or preferred stock to purchase shares of common stock through either reinvested dividends or optional cash payments. The purchase price per share for newly issued shares of common stock under the DRIP will be equal to the last reported sale price for a share of the Company's common stock as reported by the New York Stock Exchange ("NYSE") on the applicable investment date. The DRIP was effective beginning with the Company's common stock dividend for the three months ended June 30, 2004.

5. Derivative Instruments and Hedging Activities

The Company has historically used interest rate swap and cap agreements (collectively, the "Hedged Derivatives") to reduce the impact of interest rate fluctuations on its variable rate, tax-exempt bonds and its variable rate conventional secured debt. The Company has not entered into any interest rate hedge agreements or treasury locks for its conventional unsecured debt and does not hold interest rate hedge agreements for trading or other speculative purposes. As of December 31, 2004, the Hedged Derivatives fix approximately $69,000 of the Company's tax-exempt debt at a weighted average interest rate of 6.3% through interest rate swaps. In addition, as of December 31, 2004, the Company has Hedged Derivatives on $166,733 of its variable rate debt, which floats at a weighted average coupon interest rate of 3.2% and has been capped at a weighted average interest rate of 8.0% through interest rate caps. These Hedged Derivatives have maturity dates ranging from 2007 to 2010. In addition, one of the Company's unconsolidated real estate investments (see Note 6, "Investments in Unconsolidated Real Estate Entities") has $22,500 in variable rate debt outstanding as of December 31, 2004, which is subject to an interest rate swap. This debt is not recourse to or guaranteed by the Company. The Hedged Derivatives are accounted for in accordance with SFAS No. 133, which as amended, was adopted by the Company on January 1, 2001. SFAS No. 133 requires that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized currently in earnings unless specific hedge accounting criteria are met.

The Company has determined that its Hedged Derivatives qualify as effective cash-flow hedges under SFAS No. 133, resulting in the Company recording all changes in the fair value of the Hedged Derivatives in other comprehensive income. Amounts recorded in other comprehensive income will be reclassified into earnings in the period in which earnings are affected by the hedged cash flow. To adjust the Hedged Derivatives to their fair value, the Company recorded unrealized gains to other comprehensive income of $1,116 and $4,428 during the years ended December 31, 2004 and 2003, respectively, and an unrealized loss of $4,157 in the year ended December 31, 2002. The estimated amount, included in accumulated other comprehensive income as of December 31, 2004, expected to be reclassified into earnings within the next twelve months to offset the variability of cash flow during this period is not material.

The Company assesses, both at inception and on an on-going basis, the effectiveness of all hedges in offsetting cash flow of hedged items. Hedge ineffectiveness did not have a material impact on earnings and the Company does not anticipate that it will have a material effect in the future. The fair values of the obligations under the Hedged Derivatives are included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. The credit risk is the risk of a counterparty not performing under the terms of the Hedged Derivatives. The counterparties to these Hedged Derivatives are major financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group. The Company monitors the credit ratings of counterparties and the amount of the Company's debt subject to Hedged Derivatives with any one party. Therefore, the Company believes the likelihood of realizing material losses from counterparty non-performance is remote. Market risk is the adverse effect of the value of financial instruments that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by the establishment and monitoring of parameters that limit the types and degree of market risk that may be undertaken. These risks are managed by the Company's Chief Financial Officer and Senior Vice President - Finance.

6. Investments in Unconsolidated Entities

Investments in Unconsolidated Real Estate Entities As of December 31, 2004, the Company had investments in the following unconsolidated real estate entities, which are accounted for under the equity method of accounting, except as described below:

- *Town Run Associates* was formed as a general partnership in November 1994 to develop, own and operate Avalon Run, a 426 apartment-home community located in Lawrenceville, New Jersey. Since formation of this venture, the Company has invested $1,803 and, following a preferred return on all contributed equity (which was not achieved in 2004), has a 40% ownership and cash flow interest with a 49% residual economic interest. The Company is responsible for the day-to-day operations of the Avalon Run community and is the management agent subject to the terms of a management agreement. The development of Avalon Run was funded entirely through equity contributions from Avalon as well as the other venture partner, and therefore Avalon Run is not subject to any outstanding debt as of December 31, 2004.
- *Town Grove, LLC* was formed as a limited liability corporation in December 1997 to develop, own and operate Avalon Grove, a 402 apartment-home community located in Stamford, Connecticut. Since formation of this venture, the Company has invested $14,653 and, following a preferred return on all contributed equity (which was achieved in 2004), has a 50% ownership and a 50% cash flow and residual economic interest. The Company is responsible for the day-to-day operations of the Avalon Grove community and is the management agent subject to the terms of a management agreement. The development of Avalon Grove was funded through contributions from the Company and the other venture partner, and therefore Avalon Grove is not subject to any outstanding debt as of December 31, 2004.
- *Avalon Terrace, LLC*—The Company acquired Avalon Bedford, a 388 apartment-home community located in Stamford, Connecticut in December 1998. In May 2000, the Company transferred Avalon Bedford to Avalon Terrace, LLC and subsequently admitted a joint venture partner, while retaining a 25% ownership interest in this limited liability company for an investment of $5,394 and a right to 50% of cash flow distributions after achievement of a threshold return (which was not achieved in 2004). The Company is responsible for the day-to-day operations of the Avalon Bedford community and is the management agent subject to the terms of a management agreement. As of December 31, 2004, Avalon Bedford has $22,500 in variable rate debt outstanding, which came due in November 2002, but was extended until November 2005. The interest rate on this debt is fixed through a Hedged Derivative as discussed in Note 5, "Derivative Instruments and Hedging Activities."
- *Arna Valley View LP*—In connection with the municipal approval process for the development of a consolidated community, the Company agreed to participate in the formation of a limited partnership in February 1999 to

develop, finance, own and operate Arna Valley View, a 101 apartment-home community located in Arlington, Virginia. This community has affordable rents for 100% of apartment homes related to the tax-exempt bond financing and tax credits used to finance construction of the community. A subsidiary of the Company is the general partner of the partnership with a 0.01% ownership interest. The Company is responsible for the day-to-day operations of the community and is the management agent subject to the terms of a management agreement. As of December 31, 2004, Arna Valley View has $5,937 of variable rate, tax-exempt bonds outstanding, which mature in June 2032. In addition, Arna Valley View has $4,667 of 4% fixed rate county bonds outstanding that mature in December 2030. Due to the Company's limited ownership and investment in this venture, it is accounted for using the cost method.

- *CVP I, LLC*—In February 2004, the Company entered into a joint venture agreement with an unrelated third-party for the development of Avalon Chrystie Place I. Avalon Chrystie Place I, if developed as expected, will be a 361 apartment-home community located in New York, New York. In connection with the general contractor services that the Company provides to CVP I, LLC, the entity that owns and is developing Avalon Chrystie Place I, the Company has provided a construction completion guarantee to the lender of the joint venture entity's $117,000 construction loan in order to fulfill their standard financing requirements related to the construction financing. The obligation of the Company under this guarantee will terminate following construction completion once all of the lender's standard completion requirements have been satisfied, which the Company expects to occur in 2006. The Company holds a 20% equity interest in this joint venture entity (with a right to 50% of distributions after achievement of a threshold return), with the remaining 80% equity interest held by the third-party.
- *Avalon Del Rey Apartments, LLC*—In March 2004, the Company entered into an agreement with an unrelated third-party which provides that, after the Company completes construction of Avalon Del Rey, the community will be owned and operated by a joint venture between the Company and the third-party. Avalon Del Rey, if developed as expected, will be a 309 apartment-home community located in Los Angeles, California. Upon construction completion, the third-party venture partner will invest $49,000 and will be granted a 70% ownership interest in the venture, with the Company retaining a 30% equity interest. In August 2004, the Company obtained a $50,000 secured construction loan for the construction of Avalon Del Rey. In conjunction with the general contractor services that the Company provides to Avalon Del Rey Apartments, LLC, the entity that owns and is developing Avalon Del Rey, the Company has provided a construction completion guarantee to the lender of the entity's $50,000 construction loan in order to fulfill their standard financing requirements related to construction financing. The obligation of the Company under this guarantee will terminate following construction completion once all of the lender's standard completion requirements have been satisfied, which the Company expects to occur in 2006. The Company will consolidate this entity until the third-party venture partner contributes its investment to the venture at construction completion.
- *Juanita Construction, Inc.*—In April 2004, the Company entered into an agreement to develop Avalon at Juanita Village through Juanita Construction, Inc., a wholly-owned taxable REIT subsidiary and, upon construction completion, contribute the community to a joint venture. Avalon at Juanita Village, if developed as expected, will be a 211 apartment-home community located in Kirkland, Washington. Upon contribution of the community to the joint venture, the Company expects to be reimbursed for all costs incurred to develop the community. The third-party joint venture partner will receive a 100% equity interest in the joint venture and will manage the joint venture. The Company will receive a residual profits interest and will be engaged to manage the community for a property management fee. The Company will consolidate this community until it is contributed into the joint venture at construction completion.
- *Mission Bay Venture Partners, LLC*—In December 2004, the Company entered into a joint venture agreement with an unrelated third-party for the development of Avalon at Mission Bay North II. Avalon at Mission Bay North II, if developed as expected, will be a 313 apartment-home community located in San Francisco, California. The Company holds a 25% equity interest in this joint venture entity with the remaining 75% equity interest held by the third-party. The Company expects that construction of Avalon at Mission Bay North II will begin in early 2005, with approximately 80% of the projected capitalized cost financed through a construction loan.

The following is a combined summary of the financial position of the entities accounted for using the equity method, as of the dates presented:

	12-31-04	12-31-03
Assets:		
Real estate, net	$221,236	$119,339
Other assets	86,821	2,605
Total assets	$308,057	$121,944
Liabilities and partners' equity:		
Mortgage notes payable	$139,500	$ 22,500
Other liabilities	32,579	2,158
Partners' equity	135,978	97,286
Total liabilities and partners' equity	$308,057	$121,944

The following is a combined summary of the operating results of the entities accounted for using the equity method, for the periods presented:

	For the year ended		
	12-31-04	12-31-03	12-31-02
Rental income	$21,148	$20,939	$21,863
Operating and other expenses	(8,291)	(8,038)	(7,396)
Interest expense, net	(1,786)	(1,688)	(1,783)
Depreciation expense	(4,003)	(3,986)	(3,847)
Net income	$ 7,068	$ 7,227	$ 8,837

The Company also holds a 25% limited liability company membership interest in AvalonBay Redevelopment, LLC, the limited liability company that owns Avalon on the Sound. The Company, which originally owned 100% of AvalonBay Redevelopment, LLC, sold a 75% controlling interest in AvalonBay Redevelopment, LLC to a third-party in 2000. As part of the sale, the Company retained an option to repurchase the 75% interest. In accordance with SFAS No. 66, "Accounting for Sales of Real Estate," the sale of the 75% interest was not recognized due to the existence of the repurchase option, which expired in December 2004. Therefore, for periods prior to December 31, 2004, the Company accounted for Avalon on the Sound as a profit-sharing arrangement. As a result, the revenues and expenses, and assets and liabilities of Avalon on the Sound were included in the Company's Consolidated Financial Statements, with the 75% interest presented as part of accrued expenses and other liabilities on the Company's Consolidated Balance Sheet as of December 31, 2003. The income allocated to the controlling partner is shown as venture partner interest in profit-sharing on the Company's Consolidated Statements of Operations and Other Comprehensive Income for the years ended December 31, 2004, 2003 and 2002. Due to the expiration of the repurchase option, the Company stopped accounting for its interest in Avalon on the Sound as a profit-sharing arrangement effective December 31, 2004. The Company will account for its interest in Avalon on the Sound under the equity method of accounting in future periods, unless the joint venture arrangement is modified to require consolidation, and therefore the Company's investment in Avalon on the Sound is included in investment in unconsolidated real estate entities on its Consolidated Balance Sheet as of December 31, 2004. Avalon on the Sound has net real estate of $80,685 and outstanding debt of $36,124 as of December 31, 2004, which is not reflected on the Company's Consolidated Balance Sheet. The Company is currently in negotiations with the third-party partner to repurchase its 75% equity interest, although there can be no assurance that such repurchase will occur.

Investments in Unconsolidated Non-Real Estate Entities At December 31, 2004, the Company held a minority interest investment in one non-real estate entity, which is a technology investment. Based on ownership and control criteria, the Company accounts for this investment using the cost method. The aggregate carrying value of the Company's investment in unconsolidated non-real estate entities was $454 and $1,456 as of December 31, 2004 and 2003, respectively. Prior to December 31, 2004, the Company held an ownership interest in two additional non-real estate entities, one of which was accounted for under the equity method. During 2004, the Company was notified that the technology investment in which it held a minority interest as of December 31, 2004 was in negotiations to be acquired by a third-party. See Note 14, "Subsequent Events."

The following is a summary of the Company's equity in income of unconsolidated entities for the years presented:

	For the year ended		
	12-31-04	12-31-03	12-31-02
Town Grove, LLC	**$ 950**	$ 1,158	$ 1,391
Falkland Partners, LLC[1]	**—**	24,255	1,058
Town Run Associates	**43**	214	481
Avalon Terrace, LLC	**(28)**	(21)	253
Other unconsolidated entities	**135**	(71)	(3,128)
Total	**$1,100**	$25,535	$ 55

[1] The activity for the year ended December 31, 2003 includes the Company's share of the GAAP gain reported by Falkland Partners, LLC as a result of the sale of Falkland Chase in the amount of $21,816 and $1,632 for the liquidation of the limited liability company's assets. The sale of Falkland Chase resulted in net proceeds to the Company of $16,729.

7. Discontinued Operations—Real Estate Assets Sold or Held for Sale

During the year ended December 31, 2004, the Company sold five communities, one located in the Seattle, Washington area, one located in San Jose, California, one located in Orange County, California and two located in the Washington, DC metropolitan area. These five communities, which contained a total of 1,360 apartment homes, were sold for an aggregate sales price of $241,050, resulting in the transfer of debt of $28,335, net proceeds of $210,001 and a gain calculated in accordance with GAAP of $121,287. Details regarding the community asset sales are summarized in the following table:

Community Name	Location	Period of sale	Apartment homes	Debt	Gross sales price	Net proceeds
Avalon Greenbriar	Renton, WA	2Q04	421	$18,755	$ 34,100	$ 14,069
Avalon at Laguna Niguel	Laguna Niguel, CA	2Q04	176	10,400	27,000	26,840
Avalon at Fox Mill	Herndon, VA	3Q04	165	—	38,500	38,356
Fairway Glen	San Jose, CA	4Q04	144	9,580	20,950	10,788
Avalon at Ballston—Vermont & Quincy Towers	Arlington, VA	4Q04	454	—	120,500	119,948
Total of all 2004 asset sales			1,360	$38,735	$241,050	$210,001
Total of all 2003 asset sales			3,184	$39,665	$424,650	$379,789
Total of all 2002 asset sales			277	$ —	$ 80,100	$ 78,454

As of December 31, 2004, the Company did not have any communities that qualified as held for sale under the provisions of SFAS No. 144. As required under SFAS No. 144, the operations for any communities sold from January 1, 2002 through December 31, 2004 have been presented as discontinued operations in the accompanying Consolidated Financial Statements.

Accordingly, certain reclassifications have been made in prior periods to reflect discontinued operations consistent with current period presentation. The following is a summary of income from discontinued operations for the years presented:

	For the year ended		
	12-31-04	12-31-03	12-31-02
Rental income	$13,408	$ 41,152	$ 69,587
Operating and other expenses	(4,567)	(15,702)	(24,148)
Interest expense, net	(508)	(2,380)	(3,094)
Minority interest expense	(37)	(438)	(848)
Depreciation expense	(1,852)	(6,138)	(13,989)
Income from discontinued operations	$ 6,444	$ 16,494	$ 27,508

The Company's Consolidated Balance Sheets include other assets (excluding net real estate) of $0 and $1,569, other liabilities of $0 and $1,338 and mortgage notes payable of $0 and $38,735 as of December 31, 2004 and December 31, 2003, respectively, relating to real estate assets sold.

As of December 31, 2003, the Company had one community that qualified as held for sale under the provisions of SFAS No. 144. However, due to changes in economic conditions, the Company ceased pursuing the disposition of the community during 2004. This community has been reclassified as held for operating purposes at its carrying amount prior to being classified as held for sale, adjusted for suspended depreciation, which is less than the current fair value.

During the year ended December 31, 2004, the Company sold one parcel of land, as well as certain transferable development rights acquired with an adjacent parcel of land on which a current operating community was developed, for a gross sales price of $9,927. The sale of the land parcel and transferable development rights resulted in an aggregate gain in accordance with GAAP of $1,138 and net proceeds of $9,648. In 2003, the Company sold one land parcel, which was originally owned by the Company in connection with a development right in Oakland, California, for which net proceeds of approximately $6,600 were received upon sale and a gain in accordance with GAAP of $1,234 was recognized.

8. Commitments and Contingencies

Employment Agreements and Arrangements As of December 31, 2004, the Company had employment agreements with five executive officers. The employment agreements provide for severance payments and generally provide for accelerated vesting of stock options and restricted stock in the event of a termination of employment (except for a termination by the Company with cause or a voluntary termination by the employee). The current term of these agreements ends on dates that vary between April 2005 and November 2006. The employment agreements provide for one-year automatic renewals (two years in the case of the Chief Executive Officer ("CEO")) after the initial term unless an advance notice of non-renewal is provided by either party. Upon a notice of non-renewal by the Company, each of the officers may terminate his employment and receive a severance payment. Upon a change in control, the agreements provide for an automatic extension of up to three years from the date of the change in control. The employment agreements provide for base salary and incentive compensation in the form of cash awards, stock options and stock grants subject to the discretion of, and attainment of performance goals established by, the Compensation Committee of the Board of Directors.

In addition, during the fourth quarter of 1999, the Company adopted an Officer Severance Program (the "Program") for the benefit of those officers of the Company who do not have employment agreements. Under the Program, in the event an officer who is not otherwise covered by a severance arrangement is terminated (other than for cause) within two years of a change in control (as defined) of the Company, such officer will generally receive a cash lump sum payment equal to the sum of such officer's base salary and cash bonus, as well as accelerated vesting of stock options and restricted stock. Costs related to the Company's employment agreements and the Program are accounted for in accordance with SFAS No. 5, "Accounting for Contingencies," and therefore are recognized when considered by management to be probable and estimable.

Legal Contingencies The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are frequently covered by insurance. If it has been determined that a loss is probable to occur, the estimated amount of the loss is expensed in the financial statements. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

The Company is currently involved in construction litigation with a general contractor and a security bond provider related to a community that has since completed development. A non-jury trial ended in April 2004, and in May 2004, the court issued a ruling, finding that these parties were liable to the Company for consequential damages due to breach of contract and other failures to perform. The court issued a ruling in October 2004, awarding the Company approximately $1,250 plus interest. However, the Company has determined that it will file an appeal to seek an increase in the damage award. There is no guarantee that a higher, or any, damage award, will be received by the Company after all appeals are filed and a final ruling is provided.

Lease Obligations The Company owns six apartment communities which are located on land subject to land leases expiring between July 2029 and March 2142. In addition, the Company leases certain office space. These leases are accounted for as operating leases in accordance with SFAS No. 13, "Accounting for Leases." The Company incurred costs of $4,399, $3,348 and $1,931 in the years ended December 31, 2004, 2003 and 2002, respectively, related to these leases.

The following table details the future minimum lease payments under the Company's current operating leases:

Payments due by period

2005	2006	2007	2008	2009	Thereafter
$4,061	$4,059	$4,103	$4,093	$3,548	$373,211

9. Segment Reporting

The Company's reportable operating segments include Established Communities, Other Stabilized Communities, and Development/Redevelopment Communities. Annually as of January 1st, the Company determines which of its communities fall into each of these categories and maintains that classification, unless disposition plans regarding a community change, throughout the year for the purpose of reporting segment operations.

- *Established Communities (also known as Same Store Communities)* are communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year. For the year 2004, the Established Communities are communities that had stabilized occupancy and operating expenses as of January 1, 2003, are not conducting or planning to conduct substantial redevelopment activities and are not held for sale or planned for disposition within the current year. A community is considered to have stabilized occupancy at the earlier of (i) attainment of 95% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment.
- *Other Stabilized Communities* includes all other completed communities that have stabilized occupancy, as defined above. Other Stabilized Communities do not include communities that are conducting or planning to conduct substantial redevelopment activities within the current year.
- *Development/Redevelopment Communities* consists of communities that are under construction and have not received a final certificate of occupancy, communities where substantial redevelopment is in progress or is planned to begin during the current year and communities under lease-up, that had not reached stabilized occupancy, as defined above, as of January 1, 2004.

In addition, the Company owns land held for future development and has other corporate assets that are not allocated to an operating segment.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that segment disclosures present the measure(s) used by the chief operating decision maker for purposes of assessing such segments' performance. The Company's chief operating decision maker is comprised of several members of its executive management team who use Net Operating Income ("NOI") as the primary financial measure for Established and Other Stabilized Communities. NOI is defined by the Company as total revenue less direct property operating expenses, including property taxes, and excludes corporate-level property management and other indirect operating expenses, investments and investment management, interest income and expense, general and administrative expense, equity in income of unconsolidated entities, minority interest in consolidated partnerships, venture partner interest in profit-sharing, depreciation expense, cumulative effect of change in accounting principle, gain on sale of real estate assets and income from discontinued operations. Although the Company considers NOI a useful measure of a community's or communities' operating performance, NOI should not be considered an alternative to net income or net cash flow from operating activities, as determined in accordance with GAAP.

A reconciliation of NOI to net income for the years ended December 31, 2004, 2003 and 2002 is as follows:

	For the year ended		
	12-31-04	12-31-03	12-31-02
Net income	$ 219,745	$ 271,525	$ 173,618
Corporate-level property management and other indirect operating expenses	27,956	27,123	25,894
Investments and investment management	4,691	2,948	4,658
Interest income	(194)	(3,440)	(3,978)
Interest expense	131,314	133,637	118,288
General and administrative expense	18,074	14,830	13,449
Equity in income of unconsolidated entities	(1,100)	(25,535)	(55)
Minority interest in consolidated partnerships	150	950	865
Venture partner interest in profit-sharing	1,178	1,688	857
Depreciation expense	160,815	147,658	130,488
Impairment loss	—	—	6,800
Cumulative effect of change in accounting principle	(4,547)	—	—
Gain on sale of real estate assets	(122,425)	(160,990)	(48,893)
Income from discontinued operations	(6,444)	(16,494)	(27,508)
Net operating income	$ 429,213	$ 393,900	$ 394,483

The primary performance measure for communities under development or redevelopment depends on the stage of completion. While under development, management monitors actual construction costs against budgeted costs as well as lease-up pace and rent levels compared to budget.

The following table provides details of the Company's segment information as of the dates specified. The segments are classified based on the individual community's status as of the beginning of the given calendar year. Therefore, each year the composition of communities within each business segment is adjusted. Accordingly, the amounts between years are not directly comparable. The accounting policies applicable to the operating segments described above are the same as those described in Note 1, "Organization and Significant Accounting Policies." Segment information for the years ending December 31, 2004, 2003 and 2002 has been adjusted for the communities that were sold from January 1, 2002 through December 31, 2004 as described in Note 7, "Discontinued Operations—Real Estate Assets Sold or Held for Sale."

	Total revenue	NOI	% NOI change from prior year	Gross real estate[1]
For the year ended December 31, 2004				
Established				
Northeast	$150,752	$100,016	(0.4%)	$ 841,684
Mid-Atlantic	53,735	37,945	2.6%	287,700
Midwest	10,734	6,188	6.8%	91,121
Pacific Northwest	31,852	19,843	1.8%	347,647
Northern California	136,948	94,696	(5.9%)	1,377,598
Southern California	56,124	39,634	1.8%	401,204
Total Established	440,145	298,322	(1.3%)	3,346,954
Other Stabilized	114,698	74,409	n/a	1,087,644
Development / Redevelopment	93,096	55,967	n/a	1,074,733
Land Held for Future Development	n/a	n/a	n/a	166,751
Non-allocated[2]	515	515	n/a	21,062
Total	$648,454	$429,213	9.0%	$5,697,144
For the year ended December 31, 2003				
Established				
Northeast	$151,902	$100,016	(8.9%)	$ 885,966
Mid-Atlantic	59,436	41,875	(4.7%)	321,672
Midwest	16,141	8,553	(16.7%)	140,631
Pacific Northwest	27,342	16,817	(11.4%)	297,653
Northern California	137,686	98,022	(10.4%)	1,326,717
Southern California	43,225	30,186	(0.7%)	304,545
Total Established	435,732	295,469	(8.5%)	3,277,184
Other Stabilized	77,699	52,673	n/a	714,525
Development / Redevelopment	77,714	44,561	n/a	1,196,684
Land Held for Future Development	n/a	n/a	n/a	81,358
Non-allocated[2]	1,197	1,197	n/a	20,418
Total	$592,342	$393,900	(0.2%)	$5,290,169
For the year ended December 31, 2002				
Established				
Northeast	$142,333	$ 98,516	(7.8%)	$ 784,877
Mid-Atlantic	60,499	43,937	(1.9%)	320,907
Midwest	17,082	10,269	(8.2%)	140,248
Pacific Northwest	6,210	4,255	(14.0%)	60,478
Northern California	148,262	108,748	(18.1%)	1,323,718
Southern California	42,386	30,399	2.6%	303,464
Total Established	416,772	296,124	(10.3%)	2,933,692
Other Stabilized	75,651	51,666	n/a	751,756
Development / Redevelopment	75,756	44,375	n/a	1,143,624
Land Held for Future Development	n/a	n/a	n/a	78,688
Non-allocated[2]	2,318	2,318	n/a	21,790
Total	$570,497	$394,483	(3.8%)	$4,929,550

[1] Does not include gross real estate assets for discontinued operations of $141,588 and $439,903 as of December 31, 2003 and 2002, respectively.

[2] Revenue and NOI amounts represent third-party management, accounting and developer fees which are not allocated to a reportable segment.

10. Stock-Based Compensation Plans

The Company has a stock incentive plan (the "1994 Plan"), which was amended and restated on December 8, 2004. Individuals who are eligible to participate in the 1994 Plan include officers, other associates, outside directors and other key persons of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries. The 1994 Plan authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code ("ISOs"), (ii) the grant of stock options that do not so qualify, (iii) grants of shares of restricted and unrestricted common stock, (iv) grants of deferred stock awards, (v) performance share awards entitling the recipient to acquire shares of common stock and (vi) dividend equivalent rights.

Shares of common stock of 2,311,249, 2,358,393 and 2,084,207 were available for future option or restricted stock grant awards under the 1994 Plan as of December 31, 2004, 2003 and 2002, respectively. On each January 1, the maximum number available for issuance under the 1994 Plan is increased by between 0.48% and 1.00% of the total number of shares of common stock and DownREIT units actually outstanding on such date. Notwithstanding the foregoing, the maximum number of shares of stock for which ISOs may be issued under the 1994 Plan shall not exceed 2,500,000 and no awards shall be granted under the 1994 Plan after May 11, 2011. Options and restricted stock granted under the 1994 Plan vest and expire over varying periods, as determined by the Compensation Committee of the Board of Directors.

Before the Merger, Avalon had adopted its 1995 Equity Incentive Plan (the "Avalon 1995 Incentive Plan"). Under the Avalon 1995 Incentive Plan, a maximum number of 3,315,054 shares (or 2,546,956 shares as adjusted for the Merger) of common stock were issuable, plus any shares of common stock represented by awards under Avalon's 1993 Stock Option and Incentive Plan (the "Avalon 1993 Plan") that were forfeited, canceled, reacquired by Avalon, satisfied without the issuance of common stock or otherwise terminated (other than by exercise). Options granted to officers, non-employee directors and associates under the Avalon 1995 Incentive Plan generally vested over a three-year term, expire ten years from the date of grant and are exercisable at the market price on the date of grant.

In connection with the Merger, the exercise prices and the number of options under the Avalon 1995 Incentive Plan and the Avalon 1993 Plan were adjusted to reflect the equivalent Bay shares and exercise prices based on the 0.7683 share conversion ratio used in the Merger. Officers, non-employee directors and associates with Avalon 1995 Incentive Plan or Avalon 1993 Plan options may exercise their adjusted number of options for the Company's common stock at the adjusted exercise price. As of June 4, 1998, the date of the Merger, options and other awards ceased to be granted under the Avalon 1993 Plan or the Avalon 1995 Incentive Plan. Accordingly, there were no options to purchase shares of common stock available for grant under the Avalon 1995 Incentive Plan or the Avalon 1993 Plan at December 31, 2004, 2003 or 2002.

Information with respect to stock options granted under the 1994 Plan, the Avalon 1995 Incentive Plan and the Avalon 1993 Plan is as follows:

	1994 Plan shares	Weighted average exercise price per share	Avalon 1995 and Avalon 1993 Plan shares	Weighted average exercise price per share
Options Outstanding, December 31, 2001	2,893,278	$36.91	992,197	$36.03
Exercised	(281,206)	31.65	(350,157)	37.39
Granted	719,198	45.63	—	—
Forfeited	(165,263)	42.72	(1,534)	39.86
Options Outstanding, December 31, 2002	3,166,007	$39.05	640,506	$35.27
Exercised	(454,843)	32.36	(165,264)	29.39
Granted	425,101	37.14	—	—
Forfeited	(157,000)	43.45	(1,280)	34.07
Options Outstanding, December 31, 2003	2,979,265	$39.57	473,962	$37.32
Exercised	(1,167,679)	39.06	(287,700)	37.05
Granted	545,809	50.71	—	—
Forfeited	(80,577)	43.98	—	—
Options Outstanding, December 31, 2004	2,276,818	$42.39	186,262	$36.23
Options Exercisable:				
December 31, 2002	2,003,395	$35.95	640,506	$35.27
December 31, 2003	2,069,704	$38.51	473,962	$37.32
December 31, 2004	1,366,009	$39.72	186,262	$38.15

For options outstanding at December 31, 2004 under the 1994 Plan, 945,976 options had exercise prices ranging between $25.38 and $39.99 and a weighted average contractual life of 5.2 years, 787,633 options had exercise prices ranging between $40.00 and $49.99 and a weighted average contractual life of 6.7 years, and 543,209 options had exercise prices ranging between $50.00 and $59.42 and a weighted average contractual life of 9.1 years. Options outstanding at December 31, 2004 for the Avalon 1993 and Avalon 1995 Plans had exercise prices ranging from $28.15 to $36.61 and a weighted average contractual life of 3.0 years.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123 prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. The effect on net income available to common stockholders and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each year based on the fair market value as determined on the date of grant is reflected in Note 1, "Organization and Significant Accounting Policies."

The weighted average fair value of the options granted during 2004 is estimated at $3.87 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 6.05% over the expected life of the option, volatility of 17.28%, risk-free interest rates of 3.58% and an expected life of approximately 7 years. The weighted average fair value of the options granted during 2003 is estimated at $1.94 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 7.56% over the expected life of the option, volatility of 18.68%, risk-free interest rates of 3.31% and an expected life of approximately 7 years. The weighted average fair value of the options granted during 2002 is estimated at $4.52 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 6.15% over the expected life of the option, volatility of 18.90%, risk-free interest rates of 4.81% and an expected life of approximately 7 years. The cost related to stock-based employee compensation for employee stock options included in the determination of net income is based on actual forfeitures for the given year.

In October 1996, the Company adopted the 1996 Non-Qualified Employee Stock Purchase Plan (as amended, the "ESPP"). Initially 1,000,000 shares of common stock were reserved for issuance under this plan. There are currently 813,514 shares remaining available for issuance under the plan. Full-time employees of the Company generally are eligible to participate in the ESPP if, as of the last day of the applicable election period, they have been employed by the Company for at least one month. All other employees of the Company are eligible to participate provided that as of the applicable election period they have been employed by the Company for twelve months. Under the ESPP, eligible employees are permitted to acquire shares of the Company's common stock through payroll deductions, subject to maximum purchase limitations. The purchase period is a period of seven months beginning each May 1 and ending each November 30. The purchase price for common stock purchased under the plan is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable purchase period or the last day of the applicable purchase period. The offering dates, purchase dates and duration of purchase periods may be changed by the Board of Directors, if the change is announced prior to the beginning of the affected date or purchase period. The Company issued 14,476 shares, 14,393 shares and 29,345 shares and recognized compensation expense of $109, $95 and $152 under the ESPP for the years ended December 31, 2004, 2003 and 2002, respectively. The Company accounts for transactions under the ESPP using the fair value method prescribed under SFAS No. 123, as further discussed in Note 1, "Organization and Significant Accounting Policies."

11. Fair Value of Financial Instruments

Cash and cash equivalent balances are held with various financial institutions and may at times exceed the applicable Federal Deposit Insurance Corporation limit. The Company monitors credit ratings of these financial institutions and the concentration of cash and cash equivalent balances with any one financial institution and believes the likelihood of realizing material losses from the excess of cash and cash equivalent balances over insurance limits is remote.

The following estimated fair values of financial instruments were determined by management using available market information and established valuation methodologies, including discounted cash flow. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

- Cash equivalents, rents receivable, accounts payable and accrued expenses, and other liabilities are carried at their face amounts, which reasonably approximate their fair values.
- Bond indebtedness and notes payable with an aggregate carrying value of approximately $2,341,000 and $2,286,000 had an estimated aggregate fair value of $2,533,000 and $2,556,000 at December 31, 2004 and 2003, respectively.

12. Related Party Arrangements

Purchase of Mortgage Note Concurrent with its initial public offering in November 1993, Avalon purchased an existing participating mortgage note made to Arbor Commons Associates Limited Partnership ("Arbor Commons Associates"), which owns Avalon Arbor, a 302 apartment home community in Shrewsbury, Massachusetts. Prior to May 2004, the Company's Chairman and CEO held an equity interest in the general partner of Arbor Commons Associates; in May 2004, the Company's Chairman and CEO fully disposed of his equity interests. This mortgage note accrued interest at a fixed rate of 10.2% per annum, payable at 9.0% per annum, was due to mature in November 2005 and was secured by the interest in Avalon Arbor. As of December 31, 2003, the Company reported a note receivable of $21,483 and accrued interest on the note of $5,834. Related interest income for the years ended December 31, 2003 and 2002 was $3,168 and $3,091, respectively. Beginning January 1, 2004, the Company consolidated the financial position and results of operations of Arbor Commons Associates under the requirements of FIN 46 as discussed in Note 1, "Organization and Significant Accounting Policies." As such, the related interest income during the year ended December 31, 2004 has been eliminated in consolidation. On October 15, 2004, the Company received payment in full for the mortgage note and all accrued interest of $33,994, including a prepayment premium of approximately $1,240, net of legal costs associated with the prepayment negotiations.

Unconsolidated Entities The Company manages several unconsolidated real estate joint venture entities for which it receives management fee revenue. From these entities the Company received management fee revenue of $683, $851 and $1,019 in the years ended December 31, 2004, 2003 and 2002 respectively.

In addition, in connection with the general contractor services that the Company provides to CVP I, LLC, the entity that owns and is developing Avalon Chrystie Place I as discussed in Note 6, "Investments in Unconsolidated Entities," the Company has funded certain construction costs on behalf of CVP I, LLC during 2004 and will be reimbursed through draws on the related construction loan. As of December 31, 2004, the Company has recorded a receivable from CVP I, LLC in the amount of $19,983, which is included in prepaid expenses and other assets on the accompanying Consolidated Balance Sheet.

Indebtedness of Management The Company had a recourse loan program under which the Company lent amounts to or on behalf of employees ("Stock Loans") equivalent to the estimated employees' tax withholding liabilities related to the vesting of restricted stock under the 1994 Plan. In accordance with the Sarbanes-Oxley Act of 2002, no loans to senior officers were renewed after January 1, 2003 and all were repaid in full by March 31, 2003. The Company has phased out the Stock Loan program for all other participants, and all loans were repaid by March 1, 2004.

Director Compensation The Company's 1994 Plan provides that directors of the Company who are also employees receive no additional compensation for their services as a director. In accordance with the Company's 1994 Plan, as then in effect, on the fifth business day following the Company's May 2003 Annual Meeting of Stockholders, each of the Company's non-employee directors automatically received options to purchase 7,000 shares of common stock at the last reported sale price of the common stock on the NYSE on such date, and a restricted stock grant (or, in lieu thereof, a deferred stock award) of 2,500 shares of common stock. On May 14, 2003, the Company's Board of Directors approved an amendment to the 1994 Plan pursuant to which, in lieu of the stock and option awards described above, each non-employee director would receive, following the 2004 Annual Meeting of Stockholders and each annual meeting thereafter, (i) a number of shares of restricted stock (or deferred stock awards) having a value of $100 based on the last reported sale price of the common stock on the NYSE on the fifth business day following the prior year's annual meeting and (ii) $30 cash, payable in quarterly installments of $7.5. A non-employee director may elect to receive all or a portion of such cash payment in the form of a deferred stock award. In addition, the Lead Independent Director receives an annual fee of $30 payable in equal monthly installments of $2.5. The Company recorded compensation expense relating to the restricted stock grants, deferred stock awards and stock options in the amount of $940, $824 and $743 in the years ended December 31, 2004, 2003 and 2002, respectively. Deferred compensation relating to these restricted stock grants, deferred stock awards and stock options was $748 and $722 on December 31, 2004 and 2003, respectively.

Investment in Realeum, Inc. As an employee incentive and retention mechanism, the Company arranged for officers of the Company to hold direct or indirect interests in the common stock of Realeum, Inc ("Realeum"). Realeum is a company involved in the development and deployment of a property management and leasing automation system in which the Company invested $2,300 in January 2002. In April 2004, Realeum was merged into a third-party, and in connection with such merger, all shares of Realeum common stock (including those held directly or indirectly by officers of the Company) were cancelled without payment of consideration. The Company still utilizes the property management and leasing automation system and has paid $516, $471 and $480 to Realeum under the terms of its licensing arrangements during the years ended December 31, 2004, 2003 and 2002, respectively.

13. Quarterly Financial Information (Unaudited)

The following summary represents the quarterly results of operations for the years ended December 31, 2004 and 2003:

	For the three months ended			
	3-31-04	6-30-04	9-30-04	12-31-04
Total revenue	$154,797	$160,014	$165,202	$168,441
Net income available to common stockholders	$ 23,102	$ 32,859	$ 43,191	$111,894
Net income per common share—basic	$ 0.33	$ 0.46	$ 0.60	$ 1.55
Net income per common share—diluted	$ 0.32	$ 0.46	$ 0.60	$ 1.52

	For the three months ended			
	3-31-03	6-30-03	9-30-03	12-31-03
Total revenue	$145,019	$146,489	$148,902	$151,932
Net income available to common stockholders	$ 33,700	$ 73,762	$ 55,212	$ 98,108
Net income per common share—basic	$ 0.50	$ 1.10	$ 0.80	$ 1.39
Net income per common share—diluted	$ 0.49	$ 1.08	$ 0.79	$ 1.36

14. Subsequent Events

In January 2005, the Company repaid $150,000 of previously issued unsecured notes, along with any unpaid interest, pursuant to their scheduled maturity and no prepayment penalties were incurred.

In February 2005, the technology investment in which the Company held an ownership interest as of December 31, 2004 was acquired by a third-party. As a result of this transaction, the Company received net proceeds of approximately $6,700 and expects to recognize a non-routine gain on the sale of this investment of approximately $6,250.

In February 2005, the Company announced certain management changes, including the departure of a senior executive. The Company is currently negotiating the definitive terms of this executive's departure and on-going relationship post-departure. The Company expects that it will enter into a consulting services arrangement with this executive, pursuant to which he will provide consulting and transitional development services following his departure; however, there is no guarantee that such a consulting arrangement will be put into place. The Company expects that this executive will receive a cash payment of approximately $2,000, and he will retain and receive accelerated vesting of his equity based compensation awards, as well as certain prorated compensation through his expected departure date of April 30, 2005. The Company also expects that, in connection with the payments and benefits it will provide this executive, the Company will recognize a related expense during the three months ended March 31, 2005.

As of February 28, 2005, two communities previously held for operating purposes were classified as held for sale under SFAS No. 144. These communities have a net real estate carrying value of $40,675 as of December 31, 2004. The Company is actively pursuing the disposition of these communities and expects to close during the first half of 2005.

As discussed in Note 1, "Organization and Significant Accounting Policies," the Company recorded an impairment loss in the year ended December 31, 2002 related to two land parcels. As of December 31, 2002, the Company determined that these two land parcels were not likely to proceed to development, and although they did not qualify as held for sale under the provisions of SFAS No. 144, they were planned for disposition. Therefore, the Company performed an analysis of the carrying value of these land parcels in connection with this change in anticipated use. As a result, the Company recorded an impairment loss to reflect these parcels at fair market value, based on their entitlement status as of December 31, 2002. As of February 28, 2005, the Company is under contract to sell one of these parcels of land. Due to changes in economic conditions since 2002, the disposition of this parcel of land at the current contracted sales price would result in the recovery of the previously recognized impairment loss. However, there can be no assurance that such a sale will occur.

In addition, in March 2005, we issued $100,000 in unsecured notes under our existing shelf registration statement at an annual effective interest rate of 4.999%. Interest on these notes is payable semi-annually on March 15 and September 15, and they mature in March 2013.

The Board of Directors and Shareholders of
AvalonBay Communities, Inc.:

We have audited the accompanying consolidated balance sheets of AvalonBay Communities, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and other comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AvalonBay Communities, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AvalonBay Communities, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
March 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
AvalonBay Communities, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting in Item 9a. of the Company's Annual Report on Form 10-K for the year ended December 31, 2004, that AvalonBay Communities, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AvalonBay Communities, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that AvalonBay Communities, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AvalonBay Communities, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AvalonBay Communities, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations and other comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of AvalonBay Communities, Inc. and our report dated March 9, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
March 9, 2005

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the New York Stock Exchange (NYSE) and the Pacific Exchange (PCX) under the ticker symbol AVB. The following table sets forth the quarterly high and low sales prices per share of our common stock on the NYSE for the years 2004 and 2003, as reported by the NYSE. On February 28, 2005 there were 675 holders of record of an aggregate of 72,725,148 shares of our outstanding common stock. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one recordholder.

	2004			2003		
	Sales Price		Dividends	Sales Price		Dividends
	High	Low	declared	High	Low	declared
Quarter ended March 31	$54.66	$46.72	$0.70	$40.31	$35.24	$0.70
Quarter ended June 30	$57.80	$48.30	$0.70	$44.45	$37.08	$0.70
Quarter ended September 30	$62.25	$55.89	$0.70	$48.00	$42.38	$0.70
Quarter ended December 31	$75.93	$59.90	$0.70	$49.71	$44.67	$0.70

We expect to continue our policy of paying regular quarterly cash dividends. However, dividend distributions will be declared at the discretion of the Board of Directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors as the Board of Directors may consider relevant. The Board of Directors may modify our dividend policy from time to time. In February 2005, we announced that our Board of Directors declared a dividend on our common stock for the first quarter of 2005 of $0.71 per share, a 1.4% increase over the previous quarterly dividend of $0.70 per share. The increased dividend is payable on April 15, 2005 to all common stockholders of record as of April 1, 2005.

During the three months ended December 31, 2004, we issued 35,500 shares of common stock in exchange for 35,500 units of limited partnership held by certain limited partners of Avalon DownREIT V, L.P. and Bay Pacific Northwest, L.P. These shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933. We are relying on the exemption based on factual representations received from the limited partners who received these shares.

This Annual Report, including the Letter to Shareholders, contains certain non-GAAP financial measures and other terms. The definition and calculation of these non-GAAP financial measures and other terms may differ from the definitions and methodologies used by other REITs and, accordingly, may not be comparable. The non-GAAP financial measures referred to below should not be considered an alternative to net income as an indication of our performance. In addition, these non-GAAP financial measures do not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered as an alternative measure of liquidity or as indicative of cash available to fund cash needs.

Development Rights and Development Pipeline

Development opportunities in the early phase of the development process for which we either have an option to acquire land or enter into a leasehold interest, for which we are the buyer under a long-term conditional contract to purchase land or where we own land to develop a new community. The dollar amount for Development Rights represents the projected Total Capital Cost if the rights were developed as anticipated. Development Pipeline represents Development Rights plus communities currently under construction.

Economic Gain

The gain on sale in accordance with GAAP, less accumulated depreciation through the date of sale and any other non-cash adjustments that may be required under GAAP accounting. Management generally considers Economic Gain to be an appropriate supplemental measure to gain on sale in accordance with GAAP because it helps investors to understand the relationship between the cash proceeds from a sale and the cash invested in the sold community. The Economic Gain for each community is estimated based on the respective final settlement statement. A reconciliation of Economic Gain to gain on sale in accordance with GAAP is included below.

	For the year ended				
(Dollars in thousands)	**12-31-04**	12-31-03	12-31-02	12-31-01	12-31-00
GAAP Gain[1]	**$122,425**	$184,438	$48,893	$62,852	$40,779
Accumulated depreciation and other	**(19,320)**	(52,613)	(7,462)	(21,623)	(6,262)
Economic gain	**$103,105**	$131,825	$41,431	$41,229	$34,517

[1] 2004 GAAP Gain includes $1,138 related to the sale of a land parcel. 2003 GAAP Gain includes $23,448 related to the sale of a community in which the Company held a 50% membership interest and $1,234 related to the sale of a land parcel.

Established Communities ("Same Store")

Communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had Stabilized Operations as defined below, as of the beginning of the prior year. Therefore, for 2004, Established Communities are communities that have Stabilized Operations as of January 1, 2003 and are not conducting or planning to conduct substantial redevelopment activities within the current year. Established Communities do not include communities that are currently held for sale or planned for disposition during the current year.

Estimated Net Asset Value (NAV) Per Share

The estimated market value of a Company's assets less the estimated market value of all current and long-term liabilities divided by the number of outstanding common shares and operating partnership units.

Funds from Operations (FFO)

FFO is determined based on a definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). See the section titled "Selected Financial Data" contained herein on page 27 for a definition and discussion of FFO. A reconciliation of FFO to Net Income is included below.

	For the year ended									
(Dollars in thousands)	12-31-04	12-31-03	12-31-02	12-31-01	12-31-00	12-31-99	12-31-98	12-31-97	12-31-96	12-31-95
Net income	$ 219,745	$ 271,525	$ 173,618	$ 248,997	$ 210,604	$ 172,276	$ 123,535	$ 64,916	$ 51,651	$ 30,937
Dividends attributable to preferred stock	(8,700)	(10,744)	(17,896)	(40,035)	(39,779)	(39,779)	(28,132)	(19,656)	(10,422)	—
Depreciation—real estate assets, including discontinued operations and joint venture adjustments	157,988	128,278	142,980	128,086	120,208	108,679	76,339	27,759	18,887	14,784
Minority interest expense, including discontinued operations	3,048	1,263	1,601	1,559	1,759	1,975	1,770	—	—	—
Cumulative effect of change in accounting principle	(4,547)	—	—	—	—	—	—	—	—	—
Gain on sale of operating communities	(121,287)	(159,756)	(48,893)	(62,852)	(40,779)	(47,093)	(25,270)	(677)	(7,850)	—
Funds from Operations attributable to common stockholders	$ 246,247	$ 230,566	$ 251,410	$ 275,755	$ 252,013	$ 196,058	$ 148,242	$ 72,342	$ 52,266	$ 45,721
Weighted average common shares outstanding—diluted	73,354,956	70,203,467	70,674,211	69,781,719	68,140,998	66,110,664	51,771,247	28,431,823	23,691,447	21,828,020
EPS—diluted	$ 2.92	$ 3.73	$ 2.23	$ 3.02	$ 2.53	$ 2.03	$ 1.88	$ 1.59	$ 1.74	$ 1.42
FFO per common share—diluted	$ 3.36	$ 3.28	$ 3.55	$ 3.95	$ 3.70	$ 2.97	$ 2.86	$ 2.54	$ 2.21	$ 2.09

Initial Year Market Cap Rate (Cap Rate)

Projected NOI of a single community for the first twelve months following the date of the buyer's valuation, less estimates for non-routine allowance of approximately $225–$300 per apartment home, divided by the gross sales price for the community. For this purpose, management's projection of stabilized operating expenses for the community includes a management fee of approximately 2.5%–3.5%. The Initial Year Market Cap Rate, which may be determined in a different manner by others, is a measure frequently used in the real estate industry when determining the appropriate purchase price for a property or estimating the value for the property. Buyers may assign different Initial Year Market Cap Rates to different communities when determining the appropriate value because they (i) may project different rates of change in operating expenses and capital expenditure estimates and (ii) may project different rates of change in future rental revenue due to different estimates for changes in rent and occupancy levels. The weighted average Initial Year Market Cap Rate is weighted based on the gross sales price of each community.

Net Operating Income (NOI)

Total revenue less direct property operating expenses (including property taxes), and excludes corporate-level property management and other indirect operating expenses, interest income and expense, general and administrative expense, joint venture income, minority interest and venture partner interest in profit-sharing, depreciation expense, gain on sale of real estate assets, impairment losses, cumulative effect of change in accounting principle and income from discontinued operations. The Company considers NOI to be an appropriate supplemental measure to net income of operating performance of a community or communities because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of any corporate-level property management overhead or general and administrative costs. This is more reflective of the operating performance of a community, and allows for an easier comparison of the operating performance of single assets or groups of assets. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or groups of assets. For further discussion and a reconciliation of NOI to Net Income see "Results of Operations" within "Managements Discussion and Analysis of Financial Condition and Results of Operations" contained herein on page 32.

NOI as reported by the Company does not include the operating results from discontinued operations (i.e., assets sold or held for sale as of December 31, 2004). A reconciliation of NOI from communities sold or held for sale to net income for these communities for full year 2004 is as follows:

(Dollars in thousands)	2004
Income from discontinued operations	$6,444
Interest expense, net	508
Minority interest expense	37
Depreciation expense	1,852
NOI from discontinued operations	$8,841
NOI from assets sold	$8,841
NOI from assets held for sale	—
NOI from discontinued operations	$8,841

Projected NOI (Initial Yield)

Projected NOI used within this Annual Report for certain Development Communities and in calculating the Initial Year Market Cap Rate for dispositions, represents management's estimate, as of the date of the Company's fourth quarter 2004 quarterly earnings release, of projected stabilized rental revenue minus projected stabilized operating expenses. For Development Communities, Projected NOI is calculated based on the first year of Stabilized Operations, as defined below, following the completion of construction and Initial Yield is calculated as Projected NOI as a percentage of Total Capital Cost. In calculating the Initial Year Market Cap Rate, Projected NOI for dispositions is calculated for the first twelve months following the date of the buyer's valuation. Projected stabilized rental revenue represents management's estimate of projected gross potential (based on leased rents for occupied homes and Market Rents, as defined below, for vacant homes) minus projected economic vacancy and adjusted for concessions. Projected stabilized operating expenses do not include interest, income taxes (if any), depreciation or amortization, or any allocation of corporate-level property management overhead or general and administrative costs. The weighted average Projected NOI as a percentage of Total Capital Cost is weighted based on the Company's share of the Total Capital Cost of each community, based on its percentage ownership. In this report the Company has not given a projection of NOI on a company-wide basis. Management believes that Projected NOI of the development communities, on an aggregated weighted average basis, assists investors in understanding management's estimate of the likely impact on operations of the Development Communities (before allocation of any corporate-level property management overhead, general and administrative costs or interest expense) when they are complete and achieve stabilized occupancy. Given the different dates and fiscal years at which stabilization is projected for these communities, the projected allocation of corporate-level property management overhead, general and administrative costs and interest expense to communities under development is complex, impractical to develop, and of uncertain meaningfulness. Projected NOI of these communities is not a projection of the Company's financial performance or cash flow. There can be no assurance that the communities under development will achieve the Projected NOI used in the calculation of weighted average Projected NOI to Total Capital Cost.

Stabilized Operations

The earlier of (i) attainment of 95% physical occupancy or (ii) the one-year anniversary of completion of development.

Total Capital Cost

All capitalized costs projected to be or actually incurred to develop the respective Development Community or Development Right, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees, all as determined in accordance with GAAP. With respect to communities where development has been completed, Total Capital Cost reflects the actual cost incurred, plus any contingency estimate made by management.

Unencumbered NOI

NOI generated by real estate assets unencumbered by outstanding secured debt as a percentage of total NOI generated by real estate assets. The Company believes that current and prospective unsecured creditors of the Company view Unencumbered NOI as one indication of the borrowing capacity of the Company and that investors and creditors view Unencumbered NOI as a useful supplemental measure for determining the financial flexibility of an entity. A calculation of Unencumbered NOI for the years ended December 31, 2004, 2003 and 2002 follows:

	For the year ended		
(Dollars in thousands)	**12-31-04**	12-31-03	12-31-02
NOI for Established Communities	**$298,322**	$305,221	$318,754
NOI for Other Stabilized Communities	**74,409**	54,889	55,953
NOI for Development/Redevelopment Communities	**55,967**	44,142	44,956
NOI for discontinued operations	**8,841**	13,901	20,435
Total NOI generated by real estate assets	**437,539**	418,153	440,098
NOI on encumbered assets	**78,231**	83,744	90,154
NOI on unencumbered assets	**$359,308**	$334,409	$349,944
Unencumbered NOI	**82.1%**	80.0%	79.5%

Unleveraged IRR

The internal rate of return on sold communities calculated by the Company considering the timing and amounts of (i) total revenue during the period owned by the Company and (ii) the gross sales price net of selling costs, offset by (iii) the undepreciated capital cost of the communities at the time of sale and (iv) total direct operating expenses during the period owned by the Company. Each of the items (i), (ii), (iii) and (iv) are calculated in accordance with GAAP. The calculation of Unleveraged IRR does not include an adjustment for the Company's general and administrative expense, interest expense, or corporate-level property management and other indirect operating expenses. Therefore, Unleveraged IRR is not a substitute for net income as a measure of our performance. Management believes that the Unleveraged IRR achieved during the period a community is owned by the Company is useful because it is one indication of the gross value created by the Company's acquisition, development or redevelopment, management and sale of the community, before the impact of indirect expenses and Company overhead. The Unleveraged IRR achieved on the communities as cited in this release should not be viewed as an indication of the gross value created with respect to other communities owned by the Company, and the Company does not represent that it will achieve similar Unleveraged IRRs upon the disposition of other communities. The weighted average Unleveraged IRR for sold communities is weighted based on all cash flows over the holding period for each respective community, including net sales proceeds.

AvalonBay Corporate Information

Board of Directors

Bryce Blair [4]
Chairman and CEO
AvalonBay Communities, Inc.

Bruce A. Choate [2,4]
CEO and President
Watson Land Company

John J. Healy, Jr. [3,4]
Founder and CEO
Hyde Street Holdings, Inc.

Gilbert M. Meyer [4]
Founder and President
Greenbriar Homes Communities, Inc.

Charles D. Peebler, Jr. [3]
Managing Director
Plum Capital, LLC

Lance R. Primis [1,5]
Managing Partner
Lance R. Primis and Partners, LLC

Allan D. Schuster [2,4,5]
Private Investor

Amy P. Williams [2,3]
Vice President, Finance and Planning
Allstate Insurance Company

Officers

Bryce Blair
Chairman and CEO

Timothy J. Naughton
President

Thomas J. Sargeant
Chief Financial Officer and Treasurer

Leo S. Horey
Executive Vice President
Operations

Charlene Rothkopf
Executive Vice President
Human Resources

David W. Bellman
Senior Vice President
Construction–National

Jonathan B. Cox
Senior Vice President
Development–Mid-Atlantic, Mid-West

Lili F. Dunn
Senior Vice President
Investments

Frederick S. Harris
Senior Vice President
Development–NY

Dirk V. Herrman
Senior Vice President
Chief Marketing Officer

Joanne M. Lockridge
Senior Vice President
Finance and Assistant Treasurer

William M. McLaughlin
Senior Vice President
Development–MA, RI, CT, NJ

J. Richard Morris
Senior Vice President
Construction–National

Edward M. Schulman
Senior Vice President
General Counsel and Secretary

Lawrence A. Scott
Senior Vice President
Development–Southern CA

Bernard J. Ward
Senior Vice President
Property Operations–West Coast

Stephen W. Wilson
Senior Vice President
Development–West Coast

Miguel A. Azua
Vice President
Controller

Shannon E. Brennan
Vice President
Property Operations–Mid-Atlantic, Mid-West

Sean J. Breslin
Vice President
Investments–West Coast

Alfred Brockunier III
Vice President
Construction–NY

Darren R. Carrington
Vice President
Investments–East Coast, Mid-West

Deborah A. Coombs
Vice President
Property Operations–Southern CA, Pacific NW

Scott W. Dale
Vice President
Development–MA

Mark J. Forlenza
Vice President
Development–CT

Nathan K. Hong
Vice President
Development–Northern CA

Scott R. Kinter
Vice President
Construction–Northeast

Ronald S. Ladell
Vice President
Development–NJ

Lyn C. Lansdale
Vice President
Strategic Business Services

Janice A. Miner
Vice President
Property Operations–MA, RI, CT, NY

Kevin P. O'Shea
Vice President
Investment Management

Christopher L. Payne
Vice President
Development–Southern CA

Michael J. Roberts
Vice President
Development–MA

Mona R. Stahling
Vice President
Property Operations

Sean P. Sullivan
Vice President
Property Operations–NJ, Metro NYC

John E. Townsend
Vice President
Construction–CA

Matthew B. Whalen
Vice President
Development–Long Island

James R. Willden
Vice President
Engineering

1 Lead Independent Director
2 Audit Committee
3 Compensation Committee
4 Investment and Finance Committee
5 Nominating and Corporate Governance

Offices

Headquarters

Washington, DC
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300
Fax: (703) 329-1459

Regional Offices

Boston, MA
1250 Hancock Street
Suite 804N
Quincy, MA 02169
Phone: (617) 472-9491
Fax: (617) 472-5553

Chicago, IL
180 North Arlington Heights Road
Arlington Heights, IL 60004
Phone: (847) 342-0065
Fax: (847) 342-0075

Long Island, NY
135 Pinelawn Road
Suite #130 South
Melville, NY 11747
Phone: (631) 843-0736
Fax: (631) 843-0737

New Canaan, CT
220 Elm Street
Suite 200
New Canaan, CT 06840
Phone: (203) 801-3302
Fax: (203) 801-3310

Newport Beach, CA
4440 Von Karman Avenue
Suite 300
Newport Beach, CA 92660
Phone: (949) 955-6200
Fax: (949) 955-6235

New York, NY
535 Fifth Avenue
17th Floor
New York, NY 10017
Phone: (212) 370-9269
Fax: (212) 370-1511

San Francisco, CA
400 Race Street
Suite 200
San Jose, CA 95126
San Jose, CA 95129-1148
Phone: (408) 983-1500
Fax: (408) 287-9167

Seattle, WA
11808 Northup Way
Suite W311
Bellevue, WA 98005
Phone: (425) 576-2100
Fax: (425) 576-8447

Woodbridge, NJ
Woodbridge Place
517 Route One South
Suite 5500
Iselin, NJ 08830
Phone: (732) 404-4800
Fax: (732) 283-9101

Investor Relations

Investor Relations
AvalonBay Communities, Inc.
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300 ext. 4632
ir@avalonbay.com

Website

www.avalonbay.com

Transfer Agent

Wachovia Bank, N.A.
1525 West W.T. Harris Boulevard, 3C3
Charlotte, NC 28288
(800) 829-8432

Independent Auditors

Ernst & Young, LLP
8484 Westpark Drive
McLean, VA 22102
(703) 747-1000

Form 10-K

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by contacting Investor Relations.

CEO and CFO Certifications

In 2004, the Company's Chief Executive Officer provided to the New York Stock Exchange the Annual CEO Certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, the Company's CEO and CFO filed with the Securities and Exchange Commission the certifications required by Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosures in its 2004 annual report on Form 10-K.

Stock Listings

NYSE–AVB; PCX–AVB

This Annual Report, including the Letter to Shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" on page 42 of this report for a discussion regarding risks associated with these statements. Non-GAAP financial measures and other terms as used in this report are defined and reconciled beginning on page 76 in the section titled, "Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms."

DESIGN: HEINEY & CRAIG, INC., SAN FRANCISCO



2900 Eisenhower Avenue Suite 300 Alexandria, VA 22314 www.avalonbay.com